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Filed pursuant to General Instruction II.L. of Form F-10; File No. 333-101582

Secondary Offering	December 12, 2002

8,000,000 Class A Common Shares

Central Asian Industrial Holdings N.V., or the Selling Shareholder, is offering 8,000,000 Class A common shares, or the Common Shares, of Hurricane Hydrocarbons Ltd. The Selling Shareholder owns or controls approximately 30% of the outstanding Common Shares. Following the completion of the offering, the Selling Shareholder will own or control approximately 20% of the outstanding Common Shares (19% if the Underwriters' Option as referred to below, is exercised in full). We will not receive any of the proceeds of the offering. The Common Shares are being offered in Canada, the United States and internationally, where permitted by law.

Our outstanding Common Shares are listed on the Toronto and New York stock exchanges under the symbol "HHL" and on the Frankfurt stock exchange under the symbol "HHCA". The closing price of our Common Shares on December 11, 2002 on the Toronto Stock Exchange was C$14.10 per share and on the New York Stock Exchange was US$9.05 per share. The offering price of the Common Shares has been determined by negotiation between CIBC World Markets Inc. and BMO Nesbitt Burns Inc., or the Underwriters, and the Selling Shareholder. See "Plan of Distribution".

Investing in the Common Shares involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under "Income Tax Considerations".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is organized under the laws of Alberta, Canada, all of its officers and directors and certain experts named in this prospectus are residents of countries other than the United States, and all or a substantial portion of the assets of the Company and the assets of such persons are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission, nor any securities regulatory authority in Canada has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to the Public	Underwriting Commission	Net Proceeds to the Selling Shareholder
Per Common Share	C$13.85	C$0.6925	C$13.1575
Total	C$110,800,000	C$5,540,000	C$105,260,000

The public offering price for Common Shares offered in Canada is payable in Canadian dollars, and the public offering price for Common Shares offered in the United States is payable in Canadian or U.S. dollars. The U.S. dollar offering price is US$8.90, being the approximate U.S. dollar equivalent of the Canadian dollar offering price based on an exchange rate of US$0.6426 per C$1.00. The Underwriters may offer the Common Shares at a lower price than stated above. See "Plan of Distribution".

The Underwriters have an option, or the Underwriters' Option, to purchase up to 800,000 Common Shares from the Selling Shareholder, at the public offering price, less the underwriting commission, within 30 days after the closing of this offering solely to cover over-allotments, if any.

In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. See "Plan of Distribution". The Common Shares will be ready for delivery on or about December 18, 2002.

CIBC WORLD MARKETS	BMO NESBITT BURNS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide different information. The Common Shares offered hereunder may not be offered or sold in any jurisdiction where their offer or sale is not permitted. You should not assume that the information in this prospectus and the documents incorporated by reference is accurate as of any date other than the dates in respect of which such information is given. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus "Hurricane", the "Company", "we", "us" and "our" refer to Hurricane Hydrocarbons Ltd. and its consolidated subsidiaries, unless the context otherwise requires, and "Selling Shareholder" and "CAIH" refer to Central Asian Industrial Holdings N.V.

        Bbls, Mbbls and MMbbls means barrels, thousand barrels and million barrels. BOPD and MBPOD means barrels of oil per day and thousand barrels of oil per day. Mcf, MMcf and Bcf means thousand cubic feet, million cubic feet and billion cubic feet. MMcfd means millions of cubic feet per day.

PRESENTATION OF OUR FINANCIAL INFORMATION

        Our consolidated financial statements incorporated by reference in this prospectus and the financial information contained in this prospectus are reported in U.S. dollars and unless otherwise indicated have been prepared in accordance with generally accepted accounting principles, or GAAP, in Canada. Canadian GAAP conforms, in all material respects, with accounting principles generally accepted in the United States, except as noted in the documents entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Year Ended December 31, 2001" and "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Nine Months Ended September 30, 2002 and 2001" which we have made publicly available and which are incorporated by reference in this prospectus.

        Unless otherwise indicated, all references to "$", "US$" or "dollars" in this prospectus refer to U.S. dollars, "C$" refers to Canadian dollars and "Tenge" refers to Kazakhstani Tenge. For information purposes, on December 11, 2002, the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = C$1.5562, and the exchange rate for Kazakhstani Tenge as quoted by the National Bank of the Republic of Kazakhstan, on December 11, 2002, was US$1.00 = 155.42 Tenge.

PRESENTATION OF OUR RESERVE INFORMATION

        The United States Securities and Exchange Commission, or the SEC, generally permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves, after the deduction of royalties and interests of others, which are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions. Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose not only proved reserves but also probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves are less accurately estimated and there is greater risk that the reserves estimated will not actually be recovered. The SEC's guidelines strictly prohibit reserves in this category from being included in filings with the SEC that are required to be prepared in accordance with U.S. disclosure requirements. However, because we are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, we have disclosed in this prospectus and in the documents incorporated by reference, reserves designated as "probable". Moreover, we have determined and disclosed estimated future net cash flow from our reserves using both constant and escalated prices and costs, whereas the SEC generally requires that prices and costs be held constant at levels in effect at the date of the reserve report. In addition, the estimates of future net cash flows included in this prospectus or incorporated by reference herein based on constant price and cost assumptions, as reflected in the report prepared by McDaniel & Associates Consultants Ltd., or the McDaniel report, were prepared using average prices received by us during 2001, as set out in the McDaniel report, held constant for the economic life of the reserves, whereas the SEC guidelines would require that the estimates of future net cash flows be prepared using prices in effect as of January 1, 2002, the effective date of the McDaniel report, held constant for the economic life of the reserves. For a description of these and additional differences between Canadian and U.S. standards of reporting, see "Risk Factors — Risk Factors Relating to Our Industry — Canadian and U.S. practices differ in reporting reserves and production".

        Unless otherwise specified, reserve information contained in this prospectus, and the documents incorporated by reference in this prospectus, has been derived from the McDaniel report dated January 1, 2002, prepared by McDaniel & Associates Consultants Ltd., or McDaniel, independent petroleum engineers.

        In this prospectus, all estimates of reserves and production reflect our interest only and are before royalties, unless we indicate otherwise. In addition, all reserve evaluations have been stated prior to any provision for income taxes, but do take into account general and administrative costs incurred by us in Kazakhstan. The estimated present worth values of net production revenue contained in this prospectus may not be representative of the fair market value of the reserves. Actual reserves may be greater than or less than the estimates provided herein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 about our expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding our future financial position, strategy, reserves, projected levels of capacity and production, projected costs and estimates of capital expenditures. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks, uncertainties and assumptions. Certain of these risks, uncertainties and assumptions are beyond our control. Accordingly, our actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this prospectus and particularly in the section entitled "Risk Factors". Some of the key factors that have a direct bearing on our results of operations are as follows:

  •
  the concentration of our operations, assets and revenues in Kazakhstan;

  •
  the business of exploration, development and production of crude oil and natural gas reserves, the levels of those reserves, and the marketing of crude oil and refined products;

  •
  our ability to transport our crude oil to export markets;

  •
  fluctuations in crude oil and refined product prices;

  •
  changes in general political, social, economic and business conditions in Kazakhstan and the region;

  •
  our ability to manage our growth;

  •
  changes in business strategy or development plans;

  •
  our future capital needs;

  •
  business abilities and judgement of our personnel;

  •
  changes in, or our failure to comply with, government regulations or changes in interpretation, application or enforcement of government regulations;

  •
  costs arising from environmental liability;

  •
  costs and other effects of legal and administrative proceedings;

  •
  our ability to manage currency fluctuations; and

  •
  general economic and business conditions.

        The factors described above and referred to in "Risk Factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict in advance all of those factors. Further, we cannot assess in advance the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under "Risk Factors". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

        This summary highlights selected information found in greater detail elsewhere in this prospectus and the documents incorporated by reference herein. This summary does not contain all the information that is important to prospective investors. Prospective investors should read the entire prospectus, including the financial data and related notes and the documents incorporated by reference, before making an investment.

The Company

        We are an independent, integrated international energy company engaged in the exploration for, and production, refining and export of, crude oil and the marketing of crude oil and refined products in the Republic of Kazakhstan. For the years ended December 31, 2000 and 2001 and for the nine months ended September 30, 2002, we had earnings before interest, income taxes and depletion and depreciation, or EBITDA, of $288.0 million, $291.5 million and $243.6 million, respectively. Our business consists of our upstream and downstream operations.

Upstream

        Our upstream operations consist of exploration and production activities. All crude oil from our production activities is either refined by our downstream operations and sold primarily within Kazakhstan or exported directly from our upstream operations.

        Our exploration activities involve exploration and exploratory drilling for new reserves in areas in which we hold exploration licenses. We own a 100% interest in exploration licenses for areas covering approximately 414,000 acres. To date, exploration on these lands has resulted in the discovery of two new fields. Our exploration program in 2002 has been primarily focused on assessing deeper stratigraphic prospects.

        Our production activities involve the production of oil from our existing reserves. We own interests in 11 fields, all of which are located in the South Turgai Basin in south central Kazakhstan.

Downstream

        Our downstream business consists of refining, marketing and trading activities. All crude oil from our upstream operations that is not exported is sold to our downstream operations for refining at our refinery, which is located in Shymkent and has been operating since 1987. Crude oil production from our producing fields is and is expected to continue to be the primary source of crude oil for the Shymkent refinery.

        Our refining and marketing activities involve the operation of the Shymkent refinery and the marketing of the refined products it produces. The refined products produced at the Shymkent refinery include heating fuel, gasoline, diesel fuel and jet fuel primarily for the Kazakhstani domestic market (see map on inside front cover).

        Our trading activities include crude oil exports from our refinery at Shymkent, which serves as our crude oil distribution hub.

Competitive Strengths

        We believe that we enjoy the following principal competitive strengths:

  •
  We are an integrated oil company with exploration, development, production, refining and marketing capabilities in Kazakhstan.

  •
  The favourable characteristics of our producing properties enable us to develop our fields and produce and refine our crude oil at relatively low costs.

  •
  We have transportation and pipeline connections between our oil fields and our refinery with sufficient capacity.

  •
  The Shymkent refinery's throughput capacity gives us significant flexibility in choosing between trading crude oil or refined products.

  •
  The Shymkent refinery is the only refinery located in the southern region of Kazakhstan, which is the most densely populated area of the country.

  •
  We have applied Western technology and management techniques to modernize our operational infrastructure in Kazakhstan.

Business Strategy

        By capitalizing on our competitive strengths, we aim to be the leading integrated oil and gas company in central Asia. The primary elements of our strategy are to:

  •
  explore undeveloped properties for which we hold exploration licenses;

  •
  capitalize on our development opportunities;

  •
  increase our oil transportation alternatives in order to reduce transportation costs and to increase our export opportunities;

  •
  improve performance of the Shymkent refinery;

  •
  reduce overhead and operating costs;

  •
  selectively seek acquisition opportunities; and

  •
  effectively exploit our natural gas reserves.

Corporate Information

        We are a Canadian company incorporated under the Business Corporations Act (Alberta). Our registered office is located in Calgary, Alberta, and we have representative offices in Windsor, the United Kingdom and Almaty, Kazakhstan.

The Offering

Common Shares Offered:	8,000,000 Common Shares, plus up to an additional 800,000 Common Shares if the Underwriters' Option is exercised in full, to be sold by the Selling Shareholder.
Price:	C$13.85 per Common Share.
Use of Proceeds:	We will not receive any proceeds from the sale of the Common Shares.
Ownership of Common Shares by the Selling Shareholder:
The 8,000,000 Common Shares offered hereby represent approximately 10% of our outstanding Common Shares. We have been advised that, following the closing of this offering, the Selling Shareholder will beneficially own or control 15,766,425 Common Shares representing approximately 20% of our outstanding Common Shares.

If the Underwriters' Option is exercised in full, a total of 8,800,000 Common Shares will be offered hereby representing approximately 11% of our outstanding Common Shares. Accordingly, if the Underwriters' Option is exercised in full, the Selling Shareholder will beneficially own or control 14,966,425 Common Shares representing approximately 19% of our outstanding Common Shares.
CAIH Shareholders' Agreement:
We are party to a shareholders' agreement with the Selling Shareholder that will continue to be effective so long as the Selling Shareholder continues to own not less than 10% of our outstanding Common Shares. The shareholders' agreement governs certain aspects of the Selling Shareholder's relationship with us, including the right of the Selling Shareholder to nominate directors and the acquisition, disposition and voting of Common Shares beneficially owned by the Selling Shareholder. See "Description of Share Capital — CAIH Shareholders' Agreement".
Risk Factors:	Prospective purchasers of Common Shares should consider carefully the matters set forth under "Risk Factors" before purchasing any Common Shares offered hereby.
TSX and NYSE Symbol:	HHL

Summary Consolidated Financial Data

        The summary consolidated financial data presented below for the years ended December 31, 2001 and 2000, has been derived from our consolidated financial statements and the related notes thereto and the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Year Ended December 31, 2001", incorporated by reference in this prospectus. Our audited consolidated financial statements for the annual periods presented below have been audited by TOO Deloitte & Touche. Our summary consolidated financial data presented below for the nine-month periods ended September 30, 2002 and 2001, has been derived from our unaudited interim consolidated financial statements for such periods and the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Nine Months Ended September 30, 2002 and 2001", incorporated by reference in this prospectus. In the opinion of management, such interim financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly our financial results for such period. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for the full year.

        You should read the summary consolidated financial data presented below in conjunction with the information contained in our consolidated financial statements incorporated by reference in this prospectus, including the related notes, management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus, and the other financial data appearing elsewhere in this prospectus and the documents incorporated by reference in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
	(in $ thousands, except share data)
Income Statement Data
Canadian GAAP:
Total revenue	$523,201	$603,056	$474,833	$568,691
Total expenses	238,261	357,849	257,706	371,437
Income before income taxes	264,567	239,661	211,127	190,120
Net income	154,930	169,340	146,296	117,430
Net income per share:
Basic	$2.19	$2.12	$1.83	$1.45
Diluted	$2.12	$2.02	$1.73	$1.39
Weighted average number of shares outstanding:
Basic	70,590,314	79,807,038	79,875,296	81,042,900
Diluted	73,129,154	83,649,160	84,461,557	84,483,117
U.S. GAAP:
Net income	$165,971	$162,643	$146,296	$117,401
Net income per share:
Basic	$2.35	$2.04	$1.83	$1.45
Diluted	$2.26	$1.94	$1.73	$1.39

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
	(in $ thousands)
Balance Sheet Data (at end of period)
Canadian GAAP:
Working capital(1)	$33,808	$61,393	$89,741	$168,762
Total assets	414,526	572,470	527,153	737,384
Total long-term debt(2)	82,048	277,767	249,125	293,197
Total shareholders' equity	185,043	132,140	108,799	247,223
U.S. GAAP:
Total shareholders' equity	$140,800	$79,603	$63,387	$186,593
Other Financial Data
Canadian GAAP:
EBITDA(3)	$287,975	$291,518	$246,718	$243,590
Cash flow	179,446	194,654	167,326	158,217
Capital expenditures	21,627	110,207	55,215	101,559

Notes:

(1)
Working capital comprises total current assets less total current liabilities.

(2)
$61.1 million and $62.7 million of these amounts represent our portion of the non-recourse debt incurred by our Kazgermunai joint venture as of December 31, 2001 and September 30, 2002, respectively. We own a 50% interest in this joint venture.

(3)
"EBITDA" is defined as earnings before interest, income taxes and depletion and depreciation. We have included EBITDA in the table above because we believe that some investors will find it to be a useful tool for measuring our ability to service our indebtedness. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of our operating performance or cash flow as a measure of liquidity. EBITDA may not be comparable to similarly titled measures of other companies. The following table shows a reconciliation of EBITDA to net income.

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
	(in $ thousands)
Net Income	$154,930	$169,340	$146,296	$117,430
Interest	18,708	19,530	12,126	26,078
Income taxes	99,657	68,394	63,678	71,018
Depletion and depreciation	14,680	34,254	24,618	29,064

EBITDA	$287,975	$291,518	$246,718	$243,590

Summary Consolidated Operating and Reserves Data

        The first table below sets forth information with respect to production, sales and other operating data for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2001 and 2002.

        The second table below, which is derived from the McDaniel report, sets forth our estimated gross (prior to the deduction of royalties) and net (after the deduction of royalties) oil and natural gas reserves in Kazakhstan and the present worth value of estimated future net pre-tax cash flows of those reserves (on both a discounted and undiscounted basis) effective as of January 1, 2002. The McDaniel report, prepared on an escalating price and constant price basis, is dated January 1, 2002.

        Calculations of pre-tax cash flows are net of value added tax and general and administration costs incurred by us in Kazakhstan, but give no effect to income taxes, excess profit taxes or other applicable taxes attributable to estimated future net cash flows from the sale of oil and natural gas. Pre-tax disclosure is inconsistent with U.S. GAAP as prescribed by Statement of Financial Accounting Standards No. 69.

        In addition, except as otherwise indicated, all evaluations relating to our crude oil and natural gas reserves are based upon escalating price assumptions, which assume, among other things, price forecasts, political and economic stability in Kazakhstan and the continuance of current laws and regulations. See "The Company — Upstream Operations — Principal Properties and Licenses" and "Risk Factors — Risk Factors Relating to Our Industry — Volatility of oil prices could adversely affect our results of operations".

        For additional information relating to our reserves, production and refining capacity, see "Risk Factors", "The Company", the notes to our audited comparative consolidated financial statements for the years ended December 31, 2001 and 2000 and the notes to our unaudited comparative consolidated interim financial statements for the nine months ended September 30, 2002 and 2001, incorporated by reference in this prospectus.

Operating Data

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
Production
Total production (MMbbls)	30.7	36.8	26.7	35.0
Average daily production (BOPD)	84,090	100,877	97,770	128,203
Total crude oil sales (including purchased crude) (MMbbls)
Crude oil exports	1.1	18.2	12.8	18.7
Crude oil transferred to downstream	6.8	10.8	8.8	12.5
Crude oil transferred to downstream and subsequently exported	9.6	0.2	0.2	0
Crude oil transferred to downstream and joint ventures (50%)	1.8	4.8	3.3	3.0
Crude oil sold to HOP	6.3	0	0	0
Royalty payments	1.3	1.7	0.7	2.2
Crude oil domestic sales	3.5	0.8	0.7	0.3

Total crude oil sales or transfers	30.4	36.5	26.5	36.7

Estimated Reserves as at January 1, 2002

Escalating Price Basis

	Estimated Reserves
					Estimated Present Worth Value before Income Tax
	Oil		Natural Gas
						Discounted at 10%
	Gross(1)	Net(2)	Gross(1)	Net(2)	Undiscounted
	(Mbbls)		(Bcf)		(in $ thousands)
Proved Developed Producing	243,229	224,403	0	0	1,745,870	1,194,537
Proved Undeveloped	104,832	96,331	33	30	1,070,885	688,049
Total Proved	348,061	320,735	33	30	2,816,755	1,882,587
Probable Reserves	164,254	152,393	16	15	1,722,892	914,581
Proved Plus Probable Unrisked	512,316	473,128	49	46	4,539,647	2,797,167
Reduction for Risk	(82,127)	(76,197)	(8)	(8)	(861,446)	(457,290)
Proven Plus Probable Risked	430,189	396,931	41	38	3,678,201	2,339,877

Constant Price Basis

	Estimated Reserves
					Estimated Present Worth Value before Income Tax
	Oil		Natural Gas
						Discounted at 10%
	Gross(1)	Net(2)	Gross(1)	Net(2)	Undiscounted
	(Mbbls)		(Bcf)		(in $ thousands)
Proved Developed Producing	242,811	223,996	0	0	1,504,426	1,101,900
Proved Undeveloped	102,371	93,956	33	30	479,298	315,245
Total Proved	345,182	317,952	33	30	1,983,725	1,417,145
Probable Reserves	162,796	150,990	17	16	1,104,148	630,663
Proved Plus Probable Unrisked	507,978	468,942	50	47	3,087,872	2,047,807
Reduction for Risk	(81,398)	(75,495)	(9)	(8)	(552,074)	(315,331)
Proven Plus Probable Risked	426,580	393,447	41	39	2,535,798	1,732,476

Notes:

(1)
Gross reserves are defined as the aggregate of our working interest share of reserves before deductions of royalties payable to others.

(2)
Net reserves are gross reserves less all royalties payable to others.

Please see the footnotes on pages 31 and 32 for more details regarding this reserve data.

RISK FACTORS

        An investment in the Common Shares involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and in the documents incorporated by reference herein and, in particular, should evaluate the risk factors below. However, the risks described below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations and financial condition in the future.

Risk Factors Relating to Our Business

  Failures to satisfy our commitments made under our licenses, hydrocarbon contracts or field development plans may adversely affect our business.

        We have committed to the Kazakhstani government to make various capital investments and to develop our oil fields in accordance with specific requirements under our exploration and production licenses, hydrocarbon contracts and field development plans. In some cases, the requirements under these licenses, hydrocarbon contracts and field development plans are inconsistent. Additionally, we have not satisfied some of these commitments in the past and may not satisfy some of these commitments in the future. If we fail to satisfy the commitments with respect to a specific field, our license for that field may be cancelled. The cancellation of any of our licenses could have a material adverse effect on our business, results of operations and financial condition. Although we intend to seek waivers of any breaches or to renegotiate the terms of these commitments, we cannot assure you that we will be successful in doing so.

        For instance, we have a 50% interest in the Kumkol North field through our CJSC Turgai Petroleum joint venture. The joint venture, Turgai Petroleum, is the operator of the Kumkol North field. Turgai Petroleum, under the exploration and production license dated December 20, 1995 for the Kumkol North producing oil field, committed to invest 5.3 billion Tenge, 5.4 billion Tenge, 2.6 billion Tenge and 2.5 billion Tenge in 1996, 1997, 1998 and 1999, respectively, which, at the exchange rate in effect at December 31, 1995, would have been approximately $82.0 million, $84.8 million, $41.1 million and $38.8 million, respectively.

        Turgai Petroleum did not satisfy these commitments in 1996, 1997, 1998 or 1999. We cannot assure you that the Kazakhstani government will waive this breach of the license. The failure to satisfy these capital investment commitments may result in the cancellation of the Kumkol North license. While we have not, to date, received any notice from the government of Kazakhstan of its intent to terminate the Kumkol North license, we cannot assure you that it will not do so. The Kumkol North producing oil field represented approximately 22% of our net proved reserves as of January 1, 2002, and if the related license was cancelled, it could significantly affect our business, results of operation and financial condition. Under the agreement pursuant to which we acquired OJSC Hurricane Kumkol Munai, or HKM, we have the right to have the license for the Kumkol North producing oil field reissued to us in the event of the cancellation of the existing Kumkol North license. We cannot assure you, however, that if the license is cancelled, it will be reissued in a timely manner.

        In addition, we committed to the Kazakhstani government to invest $280.0 million in HKM by the end of 2002 and $150.0 million in Hurricane Oil Products OJSC, or HOP, by the end of 2001. As of September 30, 2002, we believe we have met both of these commitments. If the Kazakhstani government fails to recognize the investments we have made, we may be required to pay a penalty of 15% of the shortfall to the Kazakhstani government, which could have a material adverse effect on our financial condition and results of operations.

  We could incur significant liability or suffer material adverse effects under environmental laws.

        Extensive national, provincial, regional and local environmental laws and regulations affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for user fees, penalties and other liabilities for the violation of those standards and establish in some circumstances obligations to remediate current and former facilities and off-site locations.

        For example, we are currently flaring approximately 96% of the gas produced from our fields and releasing pollutants from the Shymkent refinery. These practices in Kazakhstan are in breach of current Kazakhstani environmental legislation. We believe, however, that gas flaring and emission releases are operating practices followed by many oil producers in Kazakhstan. We cannot assure you that we will not be required to strictly comply with the current environmental legislation, or comply with stringent requirements, with respect to our gas flaring or emission release practices, which could have a material adverse effect on our financial condition and results of operations.

        In consideration of this issue, we are in the process of implementing a government approved gas utilization program and will install a 55-megawatt electrical power plant in the Kumkol field to use associated gas from our Kumkol South, South Kumkol and Kumkol North fields. The cost of construction of the plant, anticipated to be approximately $32.0 million, will be shared with Turgai Petroleum. It is intended that the plant will provide stable electrical power for field operations and will provide excess electricity for sale to Kyzylorda city and a credit for Shymkent refinery power usage. The plant is due to be commissioned in the third quarter of 2003. In addition, as a joint venture partner in Kazgermunai LLP, or Kazgermunai, we are participating in a project to provide natural gas to the Kyzylorda region. The feasibility of this project is under consideration, but funds have been budgeted in 2003 for its construction. We cannot assure you that our gas utilization program will not require a larger investment than we currently expect, which could have a material adverse effect on our results of operations. Either of these operations could raise additional issues under environmental laws and require us to expend funds to bring such operations into compliance.

        Further, we may be subject to environmental liability as a result of our acquisitions. We acquired the Shymkent refinery in 2000 on an "as is" basis, with limited representations and warranties. Our ownership and operation of the Shymkent refinery may subject us in the future to risks of substantial liability, including liability for environmental matters arising from events occurring prior to its acquisition. We cannot assure you that material matters, not identified or fully investigated during our due diligence investigation, will not subsequently be identified, that matters identified will not prove to be more significant than currently expected, or that the indemnification provisions in the HOP transaction agreement will be sufficient to compensate us for any future environmental losses or other future losses.

        Our operations in Kazakhstan are subject to periodic inspection by government environmental protection agencies. Those inspections have resulted in the receipt of formal communications from the governmental authorities detailing our noncompliance with specified environmental regulations and requiring corrective actions. However, we are unable to predict what action may be taken by those agencies or the Kazakhstani government as a result of the cited violations. Any action could have a material adverse effect on our business, financial condition and results of operations.

        Further, under Kazakhstani privatization laws and the privatization agreements entered into by each of HKM and HOP with the Kazakhstani government, the Kazakhstani government is required to assume the financial responsibility for environmental damages which occurred on our property before we acquired HKM and HOP. In order to allocate this responsibility, we must agree with the Kazakhstani government on a baseline for the environmental damages that occurred before the privatizations. We hired a consultant in 1997 to perform a baseline study of environmental damage to the HKM properties. The Kazakhstani government has reviewed and approved the results of this assessment. To date, no baseline has been established for any environmental damages on the properties of HOP. We cannot assure you that we will be able to agree with the Kazakhstani government on a satisfactory baseline for pre-privatization environmental damages. If the Kazakhstani government does not fully assume the financial responsibility for pre-privatization environmental damages because no baseline was set or the baseline does not fully cover those damages, our business, financial condition and results of operations could be adversely affected.

        We could incur significant liability for discharges into the environment or environmental damage caused by noncompliance with environmental laws or regulations. That liability could have a material adverse effect on our results of operations. Moreover, we cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. In the future, our compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory agency, could require material expenditures by us for the installation and operations of systems and equipment for remedial measures, any or all of which could have a material adverse effect on our financial condition and results of operations.

  Losses, damages and liability relating to our properties may not be fully covered by insurance.

        We currently maintain insurance against losses from business interruption for HKM and damages or liability for accidents with respect to HKM's and HOP's properties. However, the insurance coverage amount may be insufficient to cover fully all losses, damages or liabilities relating to HKM's and HOP's properties. In addition, as policies come up for renewal, we will need to evaluate, based on pricing and other terms, which coverages we are willing to renew. Desired coverage for business interruption, for example, may not be available on satisfactory terms. The occurrence of significant events against which we are not, or are not fully, insured, or of a number of lesser events against which we are fully insured but subject to substantial deductibles, could materially and adversely affect our business, financial condition and results of operations.

  We conduct some of our operations through joint ventures.

        We currently have a 50% interest in two joint ventures, Kazgermunai, the operator of the Akshabulak, Nurali and Aksai fields, and Turgai Petroleum, the operator of Kumkol North, and may in the future enter into further joint ventures as a means of conducting our business. We cannot fully control the operations and the assets of our joint ventures, nor can we make major decisions with respect to our joint ventures unless our joint venture partners agree. Accordingly, although we have the ability to veto decisions with respect to our joint ventures, we are not in a position to make unilateral decisions. This may constrain the ability of our joint ventures to take action. For example, the purchase order for a new process facility for the Akshabulak field operated by Kazgermunai is currently subject to delay, pending assurances from the Kazakhstani government to our joint venture partners with respect to certain marketing and transportation issues.

  Our crude oil is transported through a single processing unit.

        All crude oil from our producing properties is gathered at our central processing facility, and then transported for export or refining at our refinery in Shymkent. Accordingly, any significant production problems or adverse change in our central processing facility could have a material adverse effect on our financial condition and results of operations.

  We depend on the Shymkent refinery for all of our refining activities.

        All of our refining activities are conducted at the Shymkent refinery. Refining operations are subject to inherent risks including fires, floods, accidents and explosions. As a result, our refining operations could experience significant interruption if the refinery or the distribution systems that it utilizes experienced a fire, flood, major accident, shutdown or equipment failure, or if it was damaged by severe weather or other natural disaster.

  Our sales of refined products are highly dependent on conditions in the Kazakhstani domestic market.

        During the nine months ended September 30, 2002, approximately 86% of our sales of refined products were in the Kazakhstani domestic market, a substantial portion of which was in the southern and eastern regions of Kazakhstan. Accordingly, any adverse change in the economic or social conditions in the southern and eastern regions of Kazakhstan could have a material adverse effect on our financial condition and results of operations. See "Risk Factors — Risk Factors Related to Our Operations in Kazakhstan".

  Inadequate infrastructure could adversely affect our business and results of operations.

        Our drilling, production and refining activities could suffer due to inadequate infrastructure in the region. We have experienced power outages at our fields on a few occasions, although they have not materially impacted our operations to date. Any problem or adverse change affecting the power supply for our operations, or other operational infrastructure provided by third parties, could have a material adverse effect on our financial condition and results of operations.

  We rely on transportation systems operated by third parties to transport our products.

        Our crude oil production and refined products must be transported through pipelines or by rail. These pipelines and railways are operated by state-owned entities or other third parties, and we cannot assure you that these transportation systems will always be functioning or available, or that the transportation costs will remain at acceptable levels. We currently transport all of our crude oil to our refinery through a single pipeline. If the pipeline became unavailable for any reason, it would interrupt the supply of crude oil feedstock to the Shymkent refinery and materially affect our operations. In addition, any increase in the cost of pipeline transportation or reduction in its availability to us could have a material adverse effect on our results of operations. Further, the Shymkent refinery depends on railways to distribute refined products for sale within Kazakhstan, and we rely on railways to export crude to the Black Sea and to exploit additional export opportunities. We have in the past experienced difficulties in receiving the necessary allocation of rail cars from the National Rail Transportation Company and as a result have had to lease rail cars or rely on rail cars provided by traders. We cannot assure you that we will be able to procure sufficient rail capacity on economical terms, if at all.

  We operate in a highly competitive industry.

        The oil and gas industry is highly competitive. We compete with numerous other participants in the acquisition of oil and gas exploration licenses and properties, and in the marketing of oil. Competitors include oil companies which have greater financial resources, staff and facilities than ours. Our ability to increase reserves in the future will depend not only on our ability to develop existing properties, but also on our ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil include price, methods and reliability of delivery and availability of imported products.

        Our Shymkent refinery primarily competes with the two other refineries in Kazakhstan, the Pavlodar refinery and the Atyrau refinery. The principal competitive factors that will affect our refining operations are the quality, quantity and delivered costs of crude oil and other refinery feedstocks, refinery processing efficiency, mix of refined products, refined product prices and the cost of delivering refined products to markets. Competition also exists between the petroleum refining industry and other industries supplying energy and fuel to industrial, commercial and individual consumers.

        Historically, Kazakhstan has been a net importer of refined products. Fluctuations in the demand within the Kazakhstani domestic market and the surrounding regional markets and changes in world oil prices and transportation costs may significantly increase imported products into Kazakhstan from countries of the former Soviet Union and the Baltic region. This increased competition could adversely affect our financial condition and results of operations.

  We may not be able to effectively manage our growth and expansion.

        We have experienced rapid growth and development in a relatively short period of time and expect to continue to grow as we increase production from our oil and gas reserves. Our management of that growth will require, among other things, stringent control of financial systems and operations, the continued development of our management controls and the training of new personnel. Failure to manage our rapid growth and development successfully could have a material adverse effect on our financial condition and results of operations.

  We may be unable to raise additional financing when necessary, which could adversely affect our ability to pursue our business strategy.

        In order to satisfy future capital investment commitments and liquidity needs with respect to HKM and HOP and their ongoing operations, we may require additional equity or debt financing.

        Our ability to arrange financing and the cost of financing depends upon many factors, including:

  •
  economic and capital markets conditions generally, and in particular the non-investment grade debt market;

  •
  investor confidence in the oil and gas industry, in Kazakhstan and in us;

  •
  regulatory developments;

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  credit availability from banks and other lenders; and

  •
  provisions of tax and securities laws that are conducive to raising capital.

        The terms and conditions on which future funding or financing may be made available may not be acceptable or funding or financing may not be available at all. If we issue additional capital stock or convertible securities to raise funds, your ownership could be diluted or the new investors might obtain terms more favourable than yours. If we decide to raise additional funds by incurring debt, we may become more leveraged and subject to additional or more restrictive financial covenants and ratios. Our inability to procure sufficient financing could adversely affect our ability to implement our business strategy.

  We have significant indebtedness and may incur additional indebtedness in the future, and our level of indebtedness could adversely affect our financial health.

        As of September 30, 2002, we had total debt (including amounts outstanding under our existing working capital facilities), consolidated total assets and shareholders' equity of $368.5 million (of which $62.7 million is non-recourse), $737.4 million and $247.2 million.

        Our indebtedness could have important consequences to you. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for or reacting to changes in our businesses and the industries in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; or

  •
  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

  If we are unable to retain key personnel, or hire and retain qualified personnel, it may harm our ability to carry out our business strategy.

        Our success depends to a significant degree upon the continued contributions of our key qualified technical personnel. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled personnel. Competition for such personnel in the industries in which we operate is intense, and we may not be successful in attracting and retaining qualified personnel. Our inability to attract and retain qualified personnel in the future may seriously harm our business and results of operations.

  Future sales of our Common Shares in the public market could lower our share price.

        We may sell additional Common Shares in subsequent offerings. We may also issue additional Common Shares to finance future acquisitions, including acquisitions larger than those we have done in the past. We cannot predict the size of future issuances of our Common Shares or the effect, if any, that future issuances and sales of our Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

  The price of our Common Shares may fluctuate significantly, and you could lose all or part of your investment.

        The market price of our Common Shares could fluctuate significantly as a result of a variety of factors which are beyond our control. In recent years, stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities of many companies, including companies in the industries in which we operate. The market price of our Common Shares could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Risk Factors Relating to Our Operations in Kazakhstan

  Adverse economic developments in Kazakhstan may materially affect our business.

        Since its independence from the Soviet Union in December 1991, Kazakhstan has been undergoing a rapid and uneven transition to a market-oriented economy and in prior years had experienced high inflation and rapid currency devaluation. In addition, instability in other countries, such as Russia, has affected in the past, and may materially affect in the future, economic conditions in Kazakhstan. Our results of operations are significantly dependent on the Kazakhstani economy. We cannot assure you that the economic measures undertaken by the Kazakhstani government will be successful in improving economic conditions in Kazakhstan or that the transition to a market-oriented economy will be accomplished. Adverse economic conditions in Kazakhstan could have a material adverse effect on our financial condition and results of operations.

  Changes in the political environment in Kazakhstan and the region generally may adversely affect our business.

        Kazakhstan is a former constituent republic of the Soviet Union. In 1991, it declared its independence from the Soviet Union. At the time of its independence, it became a member of the Commonwealth of Independent States. Because Kazakhstan has little history of political stability as an independent nation, there is significant potential for social, political, economic, legal and fiscal instability. These risks include, among other things:

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  local currency devaluation;

  •
  civil disturbances;

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  terrorism, armed conflict or war in the region;

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  exchange controls or availability of hard currency;

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  changes in crude oil, export and transportation regulations;

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  changes with respect to taxes, royalty rates, import and export tariffs, and withholding taxes on distributions to foreign investors;

  •
  changes in antimonopoly legislation;

  •
  nationalization or expropriation of property; and

  •
  interruption or blockage of oil exports.

  Changes in Kazakhstani laws and regulations and the interpretation of those laws and regulations may adversely affect our business.

        HKM and HOP were privatized under Kazakhstan's privatization, foreign investment and oil and gas laws, which are intended, among other things, to provide legislative protection against the following:

  •
  expropriation without proper compensation for losses incurred;

  •
  retroactive application of new laws; and

  •
  imposition of environmental liabilities resulting from pre-existing conditions and activities prior to acquisition.

        Although these protections are consistent with Kazakhstan's expressed intention of attracting foreign investment, given Kazakhstan's short legislative, judicial and administrative history, we cannot predict how the legislative protections will be applied, if applicable, to HKM and HOP, the possibility of any future changes in the political environment in Kazakhstan having an impact on Kazakhstani laws and regulations or their interpretation or the effect of such changes on our business, results of operations and financial condition.

        Kazakhstan's foreign investment law, petroleum licensing legislation, corporate law, tax law, customs law and currency, banking and antimonopoly legislation are still developing and uncertain. Currently, the regulatory system contains many inconsistencies and contradictions. Many of the laws are structured to provide substantial administrative discretion in their application and enforcement. In addition, the laws are subject to changing and different interpretations. These factors mean that even our best efforts to comply with applicable law may not always result in compliance. Noncompliance may have consequences disproportionate to the violation. The uncertainties, inconsistencies and contradictions in Kazakhstani laws and their interpretation and application could have a material adverse effect on our financial condition and results of operations.

        Our exploration and production licenses and hydrocarbon contracts and other agreements may be susceptible to revision or cancellation, and legal redress may be uncertain, delayed or unavailable. For example, it has recently been reported that the Kazakhstani government has taken the position that it is not bound by certain oil and gas field development contracts it had signed with third parties in the early 1990s and that such contracts may now be revised. In addition, it is often difficult to determine from governmental records whether statutory and corporate actions have been properly completed by the parties or applicable regulatory agencies. In some cases, failure to follow the actions may call into question the validity of the entity or the action taken. Examples include corporate registration or amendments, capital contributions, transfers of assets or issuances or transfers of capital stock. Ensuring our ongoing rights to licenses will require a careful monitoring of performance of the terms of the licenses, and monitoring the evolution under Kazakhstani laws and licensing practices.

  Changes in policies of the Kazakhstani government may adversely affect our business.

        Governmental policies may affect our ability to market crude oil and refined products. For instance, the Agency for the Republic of Kazakhstan for the Regulation of Natural Monopolies and the Protection of Competition, or the Antimonopoly Committee, can impose pricing restrictions on our sales as a result of our leading market position in the Kazakhstani domestic refined product market and the governmental recognition of HOP effectively as an entity with a dominant position. Accordingly, we are required to obtain the approval of the Kazakhstani government with respect to any refined product price increases. In addition, in the past, the Kazakhstani government has required us to write off certain receivables, particularly for customers in the agricultural sector. We cannot assure you that the Kazakhstani government will not recommend or require us to make similar write-offs for the benefit of third parties in the future. Any further strengthening of antimonopoly requirements may adversely affect our financial condition and results of operations.

  Changes in our export quotas may adversely affect our business.

        Since late 1999, the Kazakhstani government has regulated the export of crude oil and the supply to the domestic market by setting policies limiting on a monthly basis the amount of exports of oil by producer and by export route. Until recently, the regulatory process, although cumbersome, was administered in the framework of an annual plan mutually agreed to and did not result in actual restrictions. In the past, however, following personnel changes at the Kazakhstani Ministry of Energy, this process had lost its consensual character, resulting in export quotas being set for our operations that did not allow us to fully exploit our capacity. This, in turn, forced us to reduce our production of crude oil and resulted in lost sales. Although production did return to expected levels following these periods, there is no assurance that future limitations which may impact our ability to capitalize on export opportunities will not be imposed. Any future changes in the oil and gas policies by the Kazakhstani government could adversely affect our financial condition and results of operations.

  Fluctuations in the Tenge may adversely affect our financial condition and results of operations.

        Our refined products are sold principally in the Kazakhstani domestic market at prices that we set on a regular basis. Prices are quoted in U.S. dollars, although cash payment is made in Tenge, at the prevailing exchange rate. In most cases, payment is made at the time of delivery. In other cases, credit may be extended to the purchaser if appropriate arrangements have been made, for 30 days generally and for up to six months for the agricultural sector. In some cases, oil may be delivered in settlement of outstanding accounts, such as taxes and other items payable to the regional government. During the period of time between delivery and collection, we may be exposed to movements in the Tenge/U.S. dollar exchange rate. There is no significant forward market in the Tenge and, therefore, we do not hedge this exposure.

        To the extent that we hold Tenge positions, there is a risk from foreign exchange fluctuations. Between its introduction in 1993 and 2000, the Tenge depreciated significantly against the U.S. dollar, in one case over a short period of time. We cannot assure you that the Tenge will not experience further depreciation against the U.S. dollar. We also cannot assure you that Tenge will continue to be freely exchangeable into U.S. dollars or that we will be able to exchange sufficient amounts of Tenge into U.S. dollars to meet our other foreign currency obligations. Although most of our expenses and some of our revenues are in Tenge, our financial statements are reported in U.S. dollars, consistent with the practice in the oil and gas industry. If the exchange rate of the Tenge fluctuates substantially or the rate of inflation materially increases in Kazakhstan in the future, our financial statements may not be indicative of our future performance and may not accurately reflect the U.S. dollar value of our assets or current operations.

        Our exposure to the Tenge is through the net bank balances we maintain and the tax basis of our capital assets. For tax purposes, our accounts are maintained in Tenge. Although we have the ability to revalue the tax basis of our assets using the official annual rate of inflation, any currency movements in excess of the annual inflation rate will generate exchange gains and losses upon conversion to U.S. dollars. As of January 1, 2002, the tax legislation was changed such that we no longer have the ability to revalue the tax basis of our downstream operational assets. Tax stability provisions in our hydrocarbon contracts continue to permit us to revalue the tax basis of our upstream operational assets.

  Changes in tax legislation may adversely affect our results of operations.

        The taxation system in Kazakhstan is at an early stage of development and the tax risks and problems with respect to our operations and investment in Kazakhstan are significant. Tax legislation is evolving and is subject to different and changing interpretations as well as inconsistent enforcement at both the local and state levels.

        All legal entities carrying on activities in Kazakhstan must be registered with the tax inspectorate. Taxes in Kazakhstan include an income tax, a value added tax, an excise tax, a tax on securities transactions, a land tax, a property tax, a transport tax, as well as required contributions to various social funds and fees for licenses. In addition, we have been making, and expect to continue to make, contributions to various social and governmental funds.

        Additional payments, such as signing bonuses, commercial discovery bonuses, production bonuses, royalties and excess profits taxes, may be required from oil and gas producers. A signing bonus is a one-time payment for the rights to explore, develop and produce resources. A commercial discovery bonus is a one-time payment and is payable once a discovery of commercial value is made in a contract territory. A production bonus is payable upon reaching certain agreed upon amounts of production. An excess profits tax is also payable by oil and gas producers on that portion of their profits in excess of a specified rate of return set forth in the hydrocarbon contract for a specific project. The rate of excess profits tax can be as high as 50% of the negotiated excess profits amount. The amounts of these special payments are negotiated on a project-by-project basis as set forth in hydrocarbon contracts between the subsoil user and the Kazakhstani government. We did not incur excess profits tax in 2001 and do not expect to incur this tax in 2002, however, we may be subject to excess profit tax in subsequent years with respect to certain fields.

        We have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments. The first involved HOP and was for approximately $8.8 million. HOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Panel of the Supreme Court. No provision has been made in our financial statements for this assessment.

        The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Panel of the Supreme Court. We have provided for $2.9 million of the $10.5 million in our September 30, 2002 financial statements. We continue to dispute this assessment, as we believe the tax stability provisions of our hydrocarbon contract established that HKM is not subject to the assessed taxes.

        We have made further provision in our financial statements for an additional $5.5 million relating to tax assessments for 1998 and 1999, for the years 2000 and 2001 and for the first nine months of 2002.

        Through our operating subsidiaries in Kazakhstan, we have received tax assessments for 2000 and 2001 amounting to $56 million, which have been reduced through negotiations to $44 million. We have not provided for these tax assessments in our financial statements and have filed or will shortly file court cases disputing these assessments.

        Kazakhstan's tax laws are not clearly determinable and have not always been applied in a consistent manner. In addition, the tax laws are continually changing and evolving. The uncertainty of application and the evolution of tax laws creates a risk of excessive payment of tax by us, which could have a material adverse effect on our financial condition and results of operations.

Risk Factors Relating to Our Industry

  Our drilling and production activities are subject to operational risks and hazards.

        Our drilling and production operations are subject to all the risks and hazards typically associated with the drilling and production of oil. The risks and hazards include fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. We are not fully insured against all of those risks, nor are all of those risks insurable. Although liability insurance is maintained in amounts which are considered adequate, the nature of those risks is such that liabilities could exceed policy limits, in which event significant costs could be incurred which could have a material adverse effect upon our financial condition. Our production operations are also subject to all the risks typically associated with those operations, including premature decline of reservoirs and the invasion of water into producing formations.

  Volatility of oil prices could adversely affect our results of operations.

        Our financial condition, operating results and future growth are dependent on the prevailing prices for our oil production. Historically, the markets for oil have been volatile and those markets are likely to continue to be volatile in the future. Prices for oil are subject to large fluctuations in response to a variety of factors beyond our control, including:

  •
  relatively minor changes in the supply of and demand for oil;

  •
  market uncertainty;

  •
  weather and general economic conditions;

  •
  the actions of the Organization of Petroleum Exporting Countries;

  •
  governmental regulation in Kazakhstan and elsewhere;

  •
  political stability in Kazakhstan, neighbouring countries and other oil producing regions; and

  •
  the availability of alternate fuel sources.

        Any substantial decline in the prices of oil would have a material adverse effect on our results of operations and the value of our oil reserves. We cannot assure you that oil prices will be at levels which will enable us to operate profitably. For example, the significant decline in oil prices in 1998 and the first half of 1999 was one of the principal causes of our financial difficulties during that period, resulting in our seeking protection under the Companies' Creditors Arrangement Act (Canada). We did not hedge commodity price risks in 2001, but in 2002 we implemented a minimal forward selling program. We have put hedges in place for 2003 for approximately 15% of our exports. By entering into hedging arrangements we are exposed to credit-related losses in the event of non-performance by counter-parties to the hedging contracts. Additionally, if product prices increase above those levels specified in the hedging contracts, a fixed price could limit us from receiving the full benefit of commodity price increases. We may also suffer financial loss under our hedging contracts if we are unable to produce sufficient quantities of crude oil to fulfil our obligations thereunder.

  The volatility in refining and marketing margins could adversely affect our results of operations.

        Our earnings and cash flow from our refining operations depend upon processing crude oil and selling quantities of refined products at refining and marketing margins sufficient to cover fixed and variable expenses relating to the refinery. Oil refining is a complex process that is subject to scheduled and unscheduled downtime. We recently completed a scheduled shutdown of the refinery and expect to conduct another shutdown during the second quarter of 2003. For the nine months ended September 30, 2002, the Shymkent refinery operated at approximately 51% of its capacity.

        Our prices for refined products may be affected by regional factors such as product transportation capacity, local market conditions and the level of operations of competing refineries. A large, rapid increase in crude oil prices or other feedstocks would adversely affect the operating margins for our refinery if the increased cost could not be passed on to our customers.

  Our growth depends on finding new reserves.

        Our ability to achieve growth depends upon our success in finding, acquiring or gaining access to additional reserves. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. If we do not conduct successful exploration activities, or do not acquire properties containing proved reserves, our total proved reserves will decline. Our exploration activities expose us to inherent drilling risks, including the risk that we will not find any economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells are often uncertain, and numerous factors beyond our control may cause drilling operations to be curtailed, delayed or cancelled. If these activities are unsuccessful, our future results of operations and financial condition would be adversely affected.

  The oil and gas reserves data in this prospectus are only estimates, and may prove to be inaccurate.

        The oil and gas reserves data included in this prospectus represent estimates only. Actual production, revenues, expenditures and future cash flow with respect to our reserves will vary from these estimates, and those variances may be material. Many of the factors, assumptions and variables involved in estimating reserves are beyond our control, and, over time, may prove to be incorrect.

        In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows from these reserves are based upon a number of variable factors and assumptions, including the following, all of which may vary considerably from actual results:

  •
  historical production from our properties;

  •
  comparisons with production from other producing areas;

  •
  the assumed effects of regulation by governmental agencies;

  •
  royalty rates; and

  •
  assumptions regarding future oil and natural gas prices and future operating costs.

        All estimates are to some degree speculative and are based on extensive engineering judgment, and classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, and classification of those reserves based on risk of recovery and estimates of future net cash flows expected from the properties prepared by different engineers or by the same engineers at different times may vary substantially. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions. Adverse changes in economic conditions, including a decrease in crude oil or natural gas prices, may render it uneconomical to produce from reserves with higher associated production costs. Actual production, cash flows, royalties and development and operating expenditures with respect to reserves will vary from the estimates, and those variances could be material.

        You should not interpret the present values of estimated future cash flows from reserves referred to in this prospectus as being the same as the current market value of the estimated proved reserves. We are providing the estimated discounted future cash flows from proved reserves based on prices and costs as of the date of the estimate. Actual future prices and costs, however, may be materially higher or lower. Actual future cash flows also will be affected by a number of factors, including the following:

  •
  the amount and timing of actual production;

  •
  the supply and demand for oil and natural gas;

  •
  curtailments or increases in consumption by purchasers; and

  •
  changes in governmental regulations or royalties.

        Some calculations of estimated proved reserves presented in this prospectus are net of value added tax, but give no effect to income taxes, excess profit taxes or other applicable taxes attributable to estimated future net cash flows from the sale of oil. Pre-tax calculations are inconsistent with U.S. GAAP, which requires calculations on an after-tax basis. These additional taxes may cause actual future cash flows to differ materially from the estimates presented in this prospectus. Finally, discount factors used in this prospectus to calculate discounted future net pre-tax cash flows from reserves may not be the most appropriate discount factors based on interest rates in effect from time to time and risks associated with our business or the oil and gas industry in general.

  Canadian and U.S. practices differ in reporting reserves and production.

        We report production and reserve quantities in accordance with Canadian practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by U.S. companies. The primary differences are summarized below:

  •
  generally, we follow the Canadian practice of reporting gross production and reserve volumes, which are prior to the deduction of royalties and similar payments. In the United States, production and reserve volumes are reported after deducting these amounts.

  •
  we include in our filings made with Canadian securities authorities, including certain of the documents incorporated in this prospectus, estimates of probable reserves. The SEC prohibits the inclusion of estimates of probable reserves in filings made with the SEC.

        As a consequence, our production volumes and reserve estimates may not be comparable to those made by U.S. companies subject to SEC reporting and disclosure requirements.

DIVIDEND POLICY

        Other than as described in this section, our board of directors has not declared or paid any dividends on the Common Shares since our incorporation. The future payment of dividends will be dependent upon the financial requirements to fund future growth, our financial condition and other factors which our board of directors may consider appropriate in the circumstances.

        On June 15, 2001, our board of directors declared a special dividend of C$4.00 per share on our Common Shares, paid by the distribution of 12% senior unsecured notes, or Senior Notes, and/or cash. This distribution of Senior Notes by way of special dividend was made in response to an unsolicited partial insider take-over bid proposal by CAIH, announced on April 12, 2001, to purchase 18.4 million of our Common Shares at C$10.25 per share in cash. The circumstances relating to the payment of this special dividend are described in greater detail in our annual information form dated May 17, 2002 incorporated by reference in this prospectus.

        The indenture pursuant to which the Senior Notes were issued includes a covenant prohibiting us from paying dividends if there is a continuing default or event of default under such indenture, if a default or event of default under such indenture would occur as a result of such payment or if we fail to satisfy certain specified financial requirements, subject to certain exceptions set out in the indenture.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of Common Shares offered hereby. The estimated net proceeds of this offering to the Selling Shareholder will be approximately C$102,760,000 (C$113,286,000 if the Underwriters' Option is exercised in full), after deducting the underwriting commission and the estimated expenses of this offering payable by the Selling Shareholder.

CAPITALIZATION

        The following table sets forth our consolidated cash and short-term deposits and capitalization as at September 30, 2002 and as at December 31, 2001, in accordance with Canadian GAAP. This table should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2001 and the notes thereto, our unaudited consolidated financial statements for the nine months ended September 30, 2002 and the notes thereto, management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2001 and management's discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2002, each of which is incorporated by reference in this prospectus. The data in this table will not be modified to give effect to the offering, because we will receive no proceeds from the offering. Accordingly, no adjusted data is provided.

	December 31, 2001	September 30, 2002
	(in $ thousands)	(in $ thousands)
Cash and short-term deposits	64,812	162,246
Long-term debt:
Senior Notes due 2006(1)	189,976	208,280
Term Facility	16,000	12,000
HOP bonds	13,227	13,162
Kazgermunai debt	61,068	62,684
Issue costs	(2,504)	(2,929)

Total debt	277,767	293,197

Total shareholders' equity	132,140	247,223

Note:

(1)
On June 15, 2001 our board of directors declared a special dividend to our shareholders of record as of August 2, 2001 of the U.S. dollar equivalent of C$4 per share in the form of Senior Notes, or a combination of cash and Senior Notes. This distribution of Senior Notes was made in response to an unsolicited partial take-over bid proposal by CAIH announced on April 12, 2001. See "Dividend Policy".

        We received approval from the Toronto Stock Exchange, or TSX, on August 2, 2002, to proceed with a normal course issuer bid commencing on August 7, 2002 and terminating on August 6, 2003, or such earlier date as we may complete our purchases thereunder. Under this normal course issuer bid, we may purchase up to 5,253,238 Common Shares. To date, 2,531,870 Common Shares have been purchased thereunder, at an average price of C$14.57, of which 2,151,909 Common Shares were purchased between October 1, 2002 and December 10, 2002, inclusive.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

        Our Common Shares are listed and posted for trading on the TSX and the New York Stock Exchange, or the NYSE, under the trading symbol "HHL", as well as on the Frankfurt stock exchange under the trading symbol "HHCA". The Common Shares were quoted for trading on the Nasdaq National Market, or Nasdaq, from November 19, 1997 to May 13, 1999, when they were suspended from trading on that market and subsequently removed therefrom. The Common Shares recommenced trading on Nasdaq on April 9, 2001, then ceased to trade on Nasdaq on September 11, 2002 and were listed on the NYSE on September 12, 2002.

        The following table sets forth the reported high and low closing prices and trading volume for the Common Shares on the TSX for the periods indicated.

	High (C$)	Low (C$)	Volume
2001
First Quarter	9.40	7.10	10,905,562
Second Quarter	14.30	7.81	13,432,227
Third Quarter	13.75	7.50	13,726,769
Fourth Quarter	11.20	7.60	7,434,738
2002
January	14.00	10.37	4,137,838
February	17.60	13.00	8,641,375
March	25.70	16.61	7,401,324
April	24.73	17.01	5,308,214
May	24.49	19.00	4,265,245
June	20.30	13.00	4,722,254
July	15.05	8.27	4,776,681
August	16.02	12.11	2,454,582
September	18.24	15.28	3,950,170
October	17.99	14.58	2,860,286
November	17.53	14.78	1,974,411
December 1 to 11	15.25	14.10	1,687,488

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated financial data presented below for the years ended December 31, 2001 and 2000 has been derived from our consolidated financial statements and the related notes thereto and the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the year ended December 31, 2001", incorporated by reference in this prospectus. Our audited consolidated financial statements for the annual periods presented below have been audited by TOO Deloitte & Touche. Our consolidated financial data presented below for the nine-month periods ended September 30, 2002 and 2001 has been derived from our unaudited interim consolidated financial statements for such periods and the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the nine months ended September 30, 2002 and 2001", incorporated by reference in this prospectus. In the opinion of management, such interim financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly our financial results for such periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for the full year.

        You should read this selected consolidated financial data presented below in conjunction with the information contained in our consolidated financial statements incorporated by reference in this prospectus, including the related notes, management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus, and the other financial data appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
	(in $ thousands, except share data)
Income Statement Data Canadian GAAP:
Revenue:
Crude oil	$301,216	$252,981	$193,342	$319,606
Refined products	203,728	328,958	264,774	240,476
Processing fees	11,884	11,008	8,623	2,112
Interest and other income	6,373	10,109	8,094	6,497

Total revenue	$523,201	$603,056	$474,833	$568,691

Expenses:
Production	35,302	43,040	29,681	41,669
Royalties	33,709	35,504	30,748	43,709
Transportation	25,152	50,237	34,218	100,131
Refining	12,583	20,562	14,606	17,607
Crude oil and refined products purchases	48,100	78,788	60,862	50,414
Selling	7,728	19,277	15,057	18,724
General and administrative	44,565	55,204	35,355	42,270
Interest and financing costs	18,708	19,530	12,126	26,078
Depletion and depreciation	14,680	34,254	24,618	29,064
Foreign exchange loss (gain)	(2,266)	1,453	435	1,771

Total expenses	$238,261	$357,849	$257,706	$371,437

Income before unusual items	284,940	245,207	217,127	197,254
Unusual items:
Defense costs related to potential takeover	—	5,546	6,000	—
Gain recognized on sale of assets	—	—	—	—
Arbitration settlement	—	—	—	7,134
Waiver fees and debt restructuring costs	20,373	—	—	—

Income before income taxes	$264,567	$239,661	$211,127	$190,120
Income taxes:
Current provision	100,708	79,679	67,377	64,706
Future income tax	(1,051)	(11,285)	(3,699)	6,312

Total income taxes	$99,657	$68,394	$63,678	$71,018

Net income before minority interest	164,910	171,267	147,449	119,102
Minority interest	9,980	1,927	1,153	1,672

Net income	$154,930	$169,340	$146,296	$117,430

Net income per share:
Basic	$2.19	$2.12	$1.83	$1.45
Diluted	$2.12	$2.02	$1.73	$1.39
Weighted average number of shares outstanding:
Basic	70,590,314	79,807,038	79,875,296	81,042,900
Diluted	73,129,154	83,649,160	84,461,557	84,483,117
U.S. GAAP:
Net income	$165,971	$162,643	$146,296	$117,401
Net income per share:
Basic	$2.35	$2.04	$1.83	$1.45
Diluted	$2.26	$1.94	$1.73	$1.39
Other Financial Data
Canadian GAAP:
EBITDA(1)	$287,975	$291,518	$246,718	$243,590
Cash flow	179,446	194,654	167,326	158,217
Capital expenditures	21,627	110,207	55,215	101,559
Balance Sheet Data (at end of period)
Canadian GAAP:
Cash and cash equivalents	$59,298	$64,812	$99,248	$162,246
Working capital(2)	33,808	61,393	89,741	168,762
Total assets	414,526	572,470	527,153	737,384
Total long-term debt(3)	82,048	277,767	249,125	293,197
Total shareholders' equity	185,043	132,140	108,799	247,223
U.S. GAAP:
Total shareholders' equity	$140,800	$79,603	$63,387	$186,593

Notes:

(1)
"EBITDA" is defined as earnings before interest, income taxes and depletion and depreciation. We have included EBITDA in the table above because we believe that some investors will find it to be a useful tool for measuring our ability to service our indebtedness. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, and should not be considered as a substitute for net income as an indicator of our operating performance or cash flow as a measure of liquidity. EBITDA may not be comparable to similarly titled measures of other companies. The following table shows a reconciliation of EBITDA to net income.
	Year Ended December 31,		Nine Months Ended September 30,
	2000	2001	2001	2002
	(in $ thousands)
Net Income	$154,930	$169,340	$146,296	$117,430
Interest	18,708	19,530	12,126	26,078
Income taxes	99,657	68,394	63,678	71,018
Depletion and depreciation	14,680	34,254	24,618	29,064

EBITDA	$287,975	$291,518	$246,718	$243,590

(2)
Working capital comprises total current assets less total current liabilities.

(3)
$61.1 million and $62.7 million of these amounts represent our portion of the non-recourse debt incurred by our Kazgermunai joint venture as of December 31, 2001 and September 30, 2002, respectively. We own a 50% interest in this joint venture.

THE COMPANY

Overview

        We are an independent, integrated international energy company engaged in the exploration for, and production, refining and export of, crude oil and the marketing of crude oil and refined products in the Republic of Kazakhstan. We are a Canadian company incorporated under the Business Corporations Act (Alberta). Our registered office is located in Calgary, Alberta, and we have representative offices in Windsor, the United Kingdom and Almaty, Kazakhstan.

        Our business consists of upstream operations, including both exploration and production, and downstream operations, including refining, marketing and trading. We have two principal operating subsidiaries, HKM and HOP, both Kazakhstani joint stock companies. We own a 93% voting interest in HKM and a 96% voting interest in HOP. Our upstream business is conducted through HKM and our two joint ventures, Turgai Petroleum and Kazgermunai. HKM has a 50% interest in these two joint ventures. Our downstream business is conducted through HOP.

        Our upstream operations consist of exploring for and producing oil from 11 fields, all of which are located in the South Turgai Basin in south central Kazakhstan. The McDaniel report estimates that, as of January 1, 2002, we had proved reserves of 348.1 MMbbls of oil and 33 Bcf of natural gas with a total present value, discounted at 10%, of future net pre-tax cash flows of $1,883 million. All crude oil from our production activities is sold as crude oil on the export market or is refined into products for sale in both Kazakhstan and export markets.

        Our downstream operations consist of refining, marketing and trading activities. In 2001, approximately 50% of our crude oil was exported from our Shymkent refinery, which acts as our crude oil distribution hub, and the remaining 50% was refined into products such as heating fuel, gasoline, diesel fuel and jet fuel at our Shymkent refinery and then sold domestically in Kazakhstan or exported.

  Competitive Strengths

        We believe that we enjoy the following principal competitive strengths:

  •
  Integrated operations.  We are an integrated oil company with exploration, development, production, refining and marketing capabilities in Kazakhstan. We believe that these capabilities result in a greater ability to maximize profit from our crude oil production in response to market demand by adjusting the balance between exports and domestic sales, a greater ability to enhance the quality of our products and efficiency of our operations.

  •
  Optimal field characteristics.  The favourable characteristics of our producing properties enable us to develop our fields and produce and refine our crude oil at relatively low costs. Our fields generally have productive zones at relatively shallow depths ranging from 2,500 to 6,000 feet. We believe these zones have high porosity and that our reserves have a high level of permeability.

  •
  Pipeline and transportation connection between our oil fields and our refinery with sufficient capacity. Our Central Processing Facility gathers production from our principal producing fields and delivers oil to the Shymkent refinery via pipeline. Unutilized pipeline capacity will allow for production growth and the development of additional reserves without the need for new transportation infrastructure. In addition, the QAM pipeline, due to be commissioned in the third quarter of 2003, will provide an alternative transportation route directly to one of the rail networks we use for exporting oil.

  •
  Excess refining capacity.  The Shymkent refinery operated at an average of approximately 51% of its capacity for the nine months ended September 30, 2002, giving us significant flexibility to choose between trading crude oil or refined products as we increase our production and develop new reserves.

  •
  Market leadership in a major market.  The Shymkent refinery is the only refinery located in the southern region of Kazakhstan. We have a network of sales, storage and distribution outlets in the principal centers of the region to market our refined products.

  •
  Western technology and management techniques.  We have applied Western technology and management techniques to modernize our operational infrastructure in Kazakhstan. We combine these techniques with low cost local services to maximize our operational efficiency.

  Business Strategy

        By capitalizing on our competitive strengths we aim to be the leading integrated oil and gas company in central Asia. The key elements of our strategy are to:

  •
  Explore undeveloped properties.  We continue our exploration of undeveloped property covering approximately 414,000 acres, for which we hold exploration licenses. Our exploration program in 2002 has been primarily focused on assessing deeper stratigraphic prospects.

  •
  Capitalize on our development opportunities.  As of January 1, 2002, our estimated proved undeveloped reserves were 104.8 MMbbls. We intend to bring these proved undeveloped reserves into production in a timely, efficient and profitable manner.

  •
  Increase our oil transportation alternatives in order to reduce transportation costs and to increase our export opportunities. In the nine months ended September 30, 2002, we sold approximately 52% of our crude production into export markets. Transportation to the export market remains our single largest cost of operations. We are undertaking various initiatives to minimize our transportation costs. See "The Company — Downstream Operations — Transportation".

  •
  Improve performance of the Shymkent refinery.  We have been implementing relatively low cost projects designed to increase product quality and production yields at the Shymkent refinery and to improve the refinery's product mix.

  •
  Reduce overhead and operating costs.  We intend to eliminate the remaining overlap between the operations of our principal operating subsidiaries, HKM and HOP, by establishing a joint marketing team. We also intend to continue to outsource many service activities that we currently perform to support our upstream and downstream operations and to divest non-core businesses and assets.

  •
  Selectively seek acquisition opportunities.  To date, our acquisition strategy has focused on acreage and assets, both producing and of exploration potential, within the vicinity of our current oil fields. We intend to pursue growth acquisitions throughout Kazakhstan.

  •
  Effectively exploit our natural gas reserves.  We have implemented a gas utilization program designed to reduce the flaring of gas produced from our fields and the consequential release of pollutants into the environment, and to help us meet our power needs. We expect this program to provide us with a more reliable and lower cost power source for our field operations, to provide power for the Shymkent refinery, and the opportunity to sell power to third parties.

Upstream Operations

        Our oil and gas exploration and production operations are located in the 80,000 square km South Turgai Basin in south central Kazakhstan, where we have interests in 11 fields. In 2001, our average daily production of oil was 100,877 BOPD. For the nine months ended September 30, 2002 this had increased to an average of 128,203 BOPD.

        Our exploration activities involve exploration for new fields and exploratory drilling for new reserves in areas in which we hold exploration licenses. For example, we own a 100% interest in an exploration license for an area surrounding the Kumkol field covering approximately 355,000 acres, which has resulted in the discovery of the East Kumkol and North Nurali fields. Our production activities involve the production of oil from our existing reserves. The McDaniel report estimates that, as of January 1, 2002, we had proved reserves of 348.1 MMbbls of oil and 33 Bcf of natural gas with a total present value, discounted at 10%, of future net pre-tax cash flows of $1,883 million.

  Principal Properties and Licenses

        Principal Properties.    Of our 11 fields, seven are producing through permanent facilities (Kumkol South, Kumkol North, South Kumkol, Akshabulak, Qyzylkiya, Aryskum and Maybulak), and four (Nurali, Aksai, North Nurali and East Kumkol) are on test production for appraisal. Our 50% ownership interest in the Kumkol North field is held through our Turgai Petroleum joint venture, and our 50% ownership interest in the Akshabulak, Nurali and Aksai fields is held through our Kazgermunai joint venture (see map on inside back cover). The following table sets forth information with respect to each of these 11 fields.

Summary of Principal Properties

Field	Status	Operator	Ownership Interest(%)	Production (BOPD)(1)		Crude Oil Reserves (MMbbls)(2)
Kumkol South	producing	HKM	100	65,502		134.8
Kumkol North	producing	Turgai Petroleum	50	21,641		111.2
South Kumkol	producing	HKM	100	19,467		42.5
Akshabulak	producing	Kazgermunai	50	9,856	(3)	108.1
Qyzylkiya	producing	HKM	100	6,787		37.7
Aryskum	producing	HKM	100	3,227		28.4
Maybulak	producing	HKM	100	878		20.8
Nurali	test production	Kazgermunai	50	test production		10.5
Aksai	test production	Kazgermunai	50	test production		7.5
East Kumkol	test production	HKM	n/a(4)	845		10.8
North Nurali	test production	HKM	100	test production		—

Totals:				128,203		512.3

Notes:

(1)
Attributable to us for the nine months ended September 30, 2002.

(2)
Estimated proved plus probable reserves, attributable to us, as of January 1, 2002.

(3)
This reflects production for the Kazgermunai joint venture, of which approximately 95% is attributable to Akshabulak.

(4)
Production license and hydrocarbon contract are in the initial stage of negotiation.

        The following table sets forth total crude oil sales, including purchased crude, for the years ended December 31, 2000 and 2001, and for the nine months ended September 30, 2001 and 2002.

Total crude oil sales (including purchased crude)

	Year Ended December 31,				Nine Months Ended September 30,
Item	2000		2001		2001		2002
	(MMbbls)	(%)	(MMbbls)	(%)	(MMbbls)	(%)	(MMbbls)	(%)
Crude oil exports	1.08	3.6	18.15	49.8	12.84	48.5	18.67	50.8
Crude oil transferred to downstream	6.83	22.5	10.83	29.7	8.79	33.2	12.51	34.1
Crude oil transferred to downstream and subsequently exported	9.58	31.5	0.15	0.4	0.15	0.5	—	—
Crude oil transferred to downstream by joint ventures (50%)	1.80	5.9	4.83	13.2	3.36	12.7	3.06	8.3
Crude oil sold to HOP	6.29	20.7	—	—	—	—	—	—
Royalty payments	1.32	4.3	1.69	4.7	0.69	2.6	2.24	6.1
Crude oil domestic sales	3.48	11.5	0.82	2.2	0.66	2.5	0.26	0.7

Total crude oil sales or transfers	30.38	100	36.47	100	26.49	100	36.74	100

        Licenses and Hydrocarbon Contracts.    Through our subsidiary, HKM, and our joint ventures, Kazgermunai and Turgai Petroleum, we hold exploration and production licenses and hydrocarbon contracts which enable us to explore, drill and produce oil in all of the fields in which we have an interest.

        Recoverable reserves may only be marketed from a production area by us following the negotiation and execution of a hydrocarbon contract, which involves capital commitments. Most of these capital commitments are equal to or under $4 million for each hydrocarbon contract. Under the Akshabulak hydrocarbon contract there is a capital expenditure commitment of $200.5 million. We have been advised by Kazgermunai that, as of January 1, 2002, a total of $170.5 million has been invested with respect to this capital expenditure commitment, and Kazgermunai has advised us that it expects to meet the full investment commitment.

        The following table sets forth information with respect to the exploration and production licenses and hydrocarbon contracts for each of our 11 fields, including the duration of such licences and contracts.

Summary of Licenses and Hydrocarbon Contracts

Field	Licensee	Term of Exploration and Production License	Term of Hydrocarbon Contract
Kumkol South	HKM	Feb. 1996 – Feb. 2021	Dec. 1996 – Feb. 2021
Kumkol North	Turgai Petroleum	Dec. 1995 – Dec. 2020	Apr. 1996 – Dec. 2020
South Kumkol	HKM	Dec. 1996 – Dec. 2021	Jun. 1997 – Dec. 2021
Akshabulak	Kazgermunai	Mar. 1994 – Mar. 2024	n/a(2)
Qyzylkiya	HKM(1)	Sep. 1998 – Sep. 2021	Jun. 1999 – Sept. 2021
Aryskum	HKM(1)	Sep. 1998 – Sep. 2018	Jun. 1999 – Sept. 2018
Maybulak	HKM(1)	Apr. 1997 – Apr. 2017	Dec. 1998 – Dec. 2017
Nurali	Kazgermunai	Mar. 1994 – Mar. 2024	n/a(2)
Aksai	Kazgermunai	Mar. 1994 – Mar. 2024	n/a(2)
East Kumkol	HKM/Turgai Petroleum	n/a(3)	n/a(3)
North Nurali	HKM	n/a(3)	n/a(3)

Notes:

(1)
Initially held by Turan Petroleum; reissued to HKM in accordance with HKM's right to receive the license under the acquisition agreement pursuant to which we acquired HKM.

(2)
The foundation agreement for Kazgermunai effectively serves as the hydrocarbon contract.

(3)
Production license and hydrocarbon contract are in the initial state of negotiation.

Estimates of Proved and Proved Plus Probable Reserves and Present Worth Values

        The following tables, which are derived from the McDaniel report, set forth our estimated proved plus probable oil and natural gas reserves and the present worth value of estimated future net pre-tax cash flows of those reserves effective as of January 1, 2002 on both an escalating and constant price assumption basis.

        The present worth values of our reserves contained in the following tables may not be representative of the fair market value of the reserves. Although the estimates of reserves and present worth value thereof contained in the McDaniel report are considered reasonable, future performance may vary from the forecasts presented therein and may justify either an increase or decrease of reserves. Assumptions relating to costs, prices for future production, and other matters are summarized below and in the notes following the table. The McDaniel report is based, in part, on data supplied by us and, in part, on McDaniel's opinion of reasonable practice in the industry. Certain factual data was supplied to McDaniel by us and was relied on by McDaniel in preparing its reports. The data includes ownership, geological and production data, costs, contracts and relevant documents. Capital costs and drilling and workover costs were estimated by McDaniel based on information provided by us. In the absence of such data or information, McDaniel relied upon its opinion of reasonable practice in the industry.

        Except as otherwise indicated, all calculations of estimated reserves are net of value added tax, or VAT, and general and administrative costs incurred by us in Kazakhstan, but give no effect to income taxes, excess profit taxes or other applicable taxes attributable to estimated future net cash flows from the sales of oil and natural gas.

        For additional information relating to our reserves, production and refining capacity, see "Risk Factors". See also our annual information form dated May 17, 2002 and the notes to our consolidated financial statements incorporated by reference in this prospectus.

Estimated Reserves and Present Worth Value Before Income Tax on an Escalating Price Basis

	Estimated Reserves				Estimated Present Worth Value before Income Tax(3)(4)(7)
	Oil		Natural Gas			Discounted at
	Gross(1)	Net(2)	Gross(1)	Net(2)	Undiscounted	10%	15%	20%
	(Mbbls)		(Bcf)		(in $ thousands)
Proved Developed Producing	243,229	224,403	0	0	1,745,870	1,194,537	1,035,602	916,405
Proved Undeveloped	104,832	96,331	33	30	1,070,885	688,049	565,812	471,762
Total Proved	348,061	320,735	33	30	2,816,755	1,882,587	1,601,413	1,388,167
Probable Reserves	164,254	152,393	16	15	1,722,892	914,581	717,440	581,626
Proved Plus Probable Unrisked	512,316	473,128	49	46	4,539,647	2,797,167	2,318,854	1,969,793
Reduction for Risk(6)	(82,127)	(76,197)	(8)	(8)	(861,446)	(457,290)	(358,720)	(290,813)
Proven Plus Probable Risked(6)	430,189	396,931	41	38	3,678,201	2,339,877	1,960,134	1,678,980

Estimated Reserves and Present Worth Value Before Income Tax on a Constant Price Basis

	Estimated Reserves				Estimated Present Worth Value before Income Tax(3)(4)(5)
	Oil		Natural Gas			Discounted at
	Gross(1)	Net(2)	Gross(1)	Net(2)	Undiscounted	10%	15%	20%
	(Mbbls)		(Bcf)		(in $ thousands)
Proved Developed Producing	242,811	223,996	0	0	1,504,426	1,101,900	978,169	882,500
Proved Undeveloped	102,371	93,956	33	30	479,298	315,245	258,511	213,532
Total Proved	345,182	317,952	33	30	1,983,725	1,417,145	1,236,680	1,096,032
Probable Reserves	162,796	150,990	17	16	1,104,148	630,663	506,973	419,107
Proved Plus Probable Unrisked	507,978	468,942	50	47	3,087,872	2,047,807	1,743,652	1,515,139
Reduction for Risk(6)	(81,398)	(75,495)	(9)	(8)	(552,074)	(315,331)	(253,486)	(209,554)
Proven Plus Probable Risked(6)	426,580	393,447	41	39	2,535,798	1,732,476	1,490,166	1,305,585

Notes:

(1)
Gross reserves are defined as the aggregate of our working interest share of reserves before deductions of royalties payable to others.

(2)
Net reserves are gross reserves less all royalties payable to others.

(3)
"Estimated present worth value before income tax" is the estimated present worth values of the future cash flows derived from the sale of our estimated reserves after giving effect to estimated capital expenditures, royalties and operating and marketing expenses, but excluding any withholding taxes or other taxes on earnings. These estimates take account of Kazakhstan general and administrative expenses. The values do not necessarily represent fair market value.

(4)
Our share of capital expenditures is estimated on an escalated price basis at approximately $548 million, approximately $525 million on a constant price basis, over the future life of the fields including development of 100% of the probable reserves. This amount includes projected expenditures of $184 million, $143 million and $64 million, respectively, for the 2002, 2003 and 2004 calendar years on an escalated price basis and $184 million, $140 million and $61 million, respectively, for the 2002, 2003 and 2004 calendar years on a constant price basis.

(5)
The constant price basis utilized by McDaniel assumes the continuance of current laws and regulations. In preparing its constant price basis report, McDaniel used $10.50/Bbl of crude oil, the average price we received for oil in 2001 and used $1.05/mcf of natural gas and assumed we would have received the same price had our other fields been producing.

"Proved reserves" are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Proved developed producing reserves" are those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to our reserves in the area.

"Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

"Probable reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(6)
Probable reserves have been reduced by us by 50% to account for risk. McDaniel, in its report, did not risk adjust the probable reserves, but reduced the estimated present value of future cash flows generated therefrom by 50% to account for risk.

(7)
The escalated price basis assumes the continuance of current laws and regulations. The escalated product prices forecast in the McDaniel report, and reproduced at pages 18 and 19 of our annual information form dated May 17, 2002 incorporated by reference in this prospectus, represent McDaniel's opinion of future North American crude oil, natural gas and natural gas product prices as at January 1, 2002 and our opinion of the price differentials between North American reference prices and prices received in Kazakhstan. Political and economic uncertainties in Kazakhstan and internationally may result in prices different from those used in the McDaniel report. See "Risk Factors — Risk Factors Relating to Our Industry — Volatility of oil prices could adversely affect our results of operations".

Downstream Operations

        We conduct our refining operations through HOP, and our trading and marketing operations primarily through HOP.

        We own a 96% voting interest in HOP, which owns and operates the Shymkent refinery. We market the refined products it produces, which include heating fuel, gasoline, diesel fuel and jet fuel, primarily for the Kazakhstani domestic market. In 2001, we exported approximately 50% of our crude oil production and transferred approximately 43% of our crude oil production to our downstream refining facility at Shymkent. The remaining 7% of our crude oil was sold domestically for cash or to the Kazakhstani government as a payment-in-kind in satisfaction of a portion of our royalty payment obligations. The majority of our export sales were freight carriage assurance, or FCA, sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent refinery, but in 2001 we began transitioning to free on board, or FOB, sales, where we arrange the transportation of the crude oil to the shipping port. We expect that crude oil production from our producing fields will continue to be the primary source of crude oil for the Shymkent refinery.

        Crude oil produced from our fields in the South Turgai Basin by our upstream operations is sold to our downstream operations to be sold into export markets or refined at our Shymkent refinery for sale primarily in the Kazakhstani domestic market. We seek to maximize the value of our operations by balancing opportunities to export our crude oil with processing the crude oil in the Shymkent refinery for sale domestically, depending on market conditions and international crude oil prices.

        Our downstream organization is accountable for maximizing the value of our crude oil production through increasing the number of options for exporting oil, reducing the cost of transporting oil to export markets, executing market-driven strategies for petroleum products marketing and trading and optimizing the performance of the Shymkent refinery.

  Refining

        Through our indirect ownership interest in HOP, we own and operate the Shymkent refinery, which began operating in 1987, and market the refined products it produces. The Shymkent refinery had a rated crude oil throughput capacity of approximately 140,000 BOPD as of September 30, 2002, and operated at an average of approximately 51% of its capacity for the nine months ended September 30, 2002.

        Crude oil production from our producing fields (including those of our joint ventures) is, and is expected to be, the primary source of crude oil for the Shymkent refinery. The Shymkent refinery has the potential to receive crude oil from oilfields located in west Kazakhstan which are connected to the refinery by railroad, the oil fields located in north Kazakhstan, which are connected to the refinery by railroad, the oil and natural gas fields in Uzbekistan, which are connected by railroad and the Russian oil fields, which are connected to the refinery by pipeline.

        The refining process at our Shymkent refinery includes the initial separation of crude oil, the removal of impurities from naphtha, jet and diesel fuel, and the enhancement of octane levels in gasoline. Our refined products are primarily sold domestically in Kazakhstan and include a full range of petroleum fuel, including high quality diesel, gasoline, heating fuel and jet fuel. We have also introduced a new grade of relatively low octane fuel, Ai85, which is marketed as a quality alternative to the cheap fuel of blenders and other competitors. The grade is distinctively coloured, bright blue, so that Kazakhstan consumers will be aware that they are buying a product of ours.

        In addition to revenue generated from the refining and sale of product derived from acquired feedstock, the refinery also refined crude oil on behalf of third parties for which it derives a fee. Total processing fees earned in 2001 amounted to $11.0 million compared to $11.9 million in 2000. For the first nine months of 2002, processing fees amounted to $2.1 million.

  Trading and Marketing

        HOP is a significant part of the oil products market in Kazakhstan, accounting for more than 40% of the market in gasoline sales and diesel sales in 2001, and from 40% to 60% during the nine months ended September 30, 2002. HOP sells 80% to 90% of its refined products in the domestic market, with the remainder being sold in the export markets.

        Producers of oil in Kazakhstan are entitled to negotiate sales contracts directly with oil purchasers, thereby allowing the market to determine the price of oil. Prices depend in part on oil quality, prices of competing oils, distance to market and the value of refined products. In the absence of any contrary agreement in a particular hydrocarbon contract, under Kazakhstani law, the Kazakhstani government has a right to purchase production from a producer at world market prices.

        The terms of our hydrocarbon contracts for the Kumkol South and South Kumkol fields and each of the Qyzylkiya-Aryskum-Maybulak fields, or QAM fields, provide that the Kazakhstani government has the right to nominate production amounts which it wishes to buy in each year, provided that we and the Kazakhstani government agree prior to October 1st of the previous year as to the volume and pricing mechanism for amounts sought to be effectively nominated. To date, the government has not nominated or redirected any of our production. The hydrocarbon contract for Kumkol North provides that the Kazakhstani government may prohibit the delivery of oil to certain places of destination if such delivery would interfere with the political interests of Kazakhstan. However, the government is required to agree with the operator, Turgai Petroleum, on the damages and lost commercial opportunity costs resulting thereby.

        The trading and marketing of oil products is performed through HOP by direct sales from the refinery or through a network of seven distribution centers. Oil products are transported by railway, the tariff dependent upon the distance travelled.

  Transportation

        We created a specialized transportation and trading team in early 2001, in order to enable us to respond better to the challenges of logistics and the commercialization of Kumkol crude. Senior industry professionals were recruited to develop this team.

        Domestic Transportation.    Oil produced from the Kumkol and South Kumkol fields is transported east from our Central Processing Facility via a 28 inch lateral pipeline extending 200 kms from the Kumkol field to Karakoin, Kazakhstan, where this pipeline connects with the Central Pipeline. The Central Pipeline provides access for our crude oil to the Shymkent refinery. There is also a 20 inch pipeline which runs parallel to the 28 inch pipeline from the Kumkol and South Kumkol fields to Karakoin. The combined rated capacity for these two lateral pipelines is 350,000 BOPD. We believe that there is substantial unutilized excess capacity in the Central Pipeline.

        We currently have access to the lateral pipelines and the Central Pipeline under a short term contract with KazTransOil, the Kazakhstani national oil transportation corporation, which is renewable by mutual agreement annually.

        On October 22, 2002, we received permission from the Kazakhstani government to proceed with the construction of the 177 km Qyzylkiya-Aryskum-Maybulak pipeline, or QAM pipeline, connecting Kumkol to a rail loading station in Dzhusaly via the QAM fields. The QAM pipeline will have an initial capacity of 100,000 BOPD and is expected to be in full operation by the third quarter of 2003. We will hold an equal working interest with KazMunaiGas in the project funding from Aryskum to Dzhusaly, and KazTransOil will be the technical operator under a service contract. We estimate the combined cost of constructing the QAM pipeline and the terminal at Dzhusaly (see "Transportation to Export Markets" below) to be approximately $72 million.

        Transportation of crude oil to the export market remains our largest single operating cost. During 2001, the cost of transportation from the Shymkent loading terminal to Black Sea ports remained relatively constant at $12 per barrel of crude oil. On completion of the QAM pipeline, it is anticipated the cost of this transportation for crude oil exports will be reduced.

        Transportation to Export Markets.    Once crude oil arrives at Shymkent from the fields, it is divided into volumes for export and volumes for refining at Shymkent. Export crude oil barrels are loaded at the nearby rail terminal of Tekesu onto railcars, to be transported for export west across Kazakhstan to Atyrau or Aktau, both Kazakhstan ports on the Caspian Sea. From these ports, there are various routes via pipeline, railroad and tanker for the oil to reach Black Sea ports and Europe. From Tekesu, crude oil can also be transported by rail east to Druzhba, for Chinese purchasers, and south to Bukhara (in Uzbekistan), and from there by rail to Turkmenbashi (a Turkmenistan port on the Caspian Sea) or Aktau, for Europe.

        We have entered into swap arrangements with other oil and gas companies, to export crude oil from the Samara pipeline junction along the Russian-Druzhba Export Pipeline System to western Europe. However, these arrangements are not being utilized and are currently being renegotiated. In addition, we have the ability to transport our crude oil and refined products to the Black Sea by rail for export to western Europe. The Shymkent refinery has rail access to Druzhba, Kazakhstan at the Kazakhstan-China border, where the Kazakhstani rail line connects with an existing Chinese rail line. In November 1997, we formed Hurricane-Dostyk, a limited liability partnership with Eastern Gate Corporation of Kazakhstan, to construct an oil trans-shipment terminal at Druzhba, which would facilitate exports to western China. The trans-shipment terminal is designed to have a throughput capacity of approximately 20,800 BOPD. Construction of the terminal was suspended in late 1998. The cost of completion of the terminal will be funded 100% by us. We will control and operate the facility once it is completed. Completion of the terminal will be dependent on the development of a market in and the establishment of long term contracts with China, and acceptable levels of transportation tariffs.

        In addition, we have opened new routes such as Turkmenbashi, Turkestan to Batumi, Georgia (via Baku), Atyrau to Samara, and Atyrau to Odessa, Ukraine, Free on Board. We have also optimized the use of existing routes, such as Aktau to Batumi.

Competition

        The Shymkent refinery is the only refinery in the southern Kazakhstan market. The nearest competing refineries in Kazakhstan are Pavlodar and Atyrau which are both located more than 1,600 km away from Shymkent. Two additional refineries are located in Uzbekistan, one in Fergana, which is 450 km away from Shymkent, and the other in Bukhara, which is located 1,000 km from Shymkent. Because of its location, the Shymkent refinery has a cost advantage when supplying product to the local market. In addition, the two Uzbekistan refineries currently do not compete with the Shymkent refinery because the Uzbekistan market is closed and the density of population in the Syr Darya and Amu Darya valleys cause the rail network to be significantly more congested than in Kazakhstan. This creates greater logistical difficulties moving bulk oil through Uzbekistan. In addition, it is believed that the crude oil feedstock provided by our oil fields by pipeline will create an additional advantage in supplying refined products to the southern Kazakhstan market.

        Russia has supplied significant quantities of refined products to the Kazakhstan market from time to time. Russian refineries have supplied, on a regular basis, products which are not available or are in short supply from Kazakhstani refineries. These products include lubricants, bitumen, Ai95 gasoline and Ai98 gasoline. A Russian refinery located in Omsk supplies product to towns in northern Kazakhstan by pipeline. Russian refineries emerge as competitors in the southern Kazakhstani market primarily when supply/demand or currency imbalances or differing interpretations of applicable legal and tax requirements create opportunities for them to export bulk products into the region.

        As discussed above, Uzbekistan currently is a closed economy and the Shymkent refinery has had little competition from Uzbekistan in the past five years. If the Uzbek market were to open up, we believe that the benefits of being able to sell products in, or source feedstock from, the Uzbek market would outweigh the risks of competition from the Uzbek refineries.

Regulatory Matters

        The Kazakhstani government has a range of powers to regulate and possibly intervene in the activities of major Kazakhstan industries, such as the Shymkent refinery. We cannot provide any assurances that in the future the Kazakhstani government will not require us to act in a manner which may be against our commercial interests or restrict our ability to make profits, freely convert currency or pay dividends free of currency or other controls.

        Royalties are levied at differing rates for each of our oil fields and change throughout the year depending on the level of production achieved by each field. We currently pay royalties quarterly or monthly, depending on the particular hydrocarbon contract, to the Kazakhstani government in cash or in kind at the option of the Kazakhstani government. During the nine months ended September 30, 2002, we paid royalties at an effective overall average rate of 8.6%.

        In addition, the hydrocarbon contracts that we entered into under our production licenses for our fields in Kumkol South, Kumkol North, South Kumkol, Qyzylkiya, Aryskum and Maybulak, contain provisions for an excess profits tax. The tax rate is determined by the internal rate of return derived from the cash flow from operations in the contract area.

        The Kazakhstani government has from time to time organized a program of support for deliveries to the agricultural sector. The purpose of this program is to provide diesel and gasoline for the use of agricultural machinery during the planting season, and arranging for payments to be made after the harvest six months later. Under this program the refinery can choose in which regions or municipalities to make deliveries, it can refuse to make deliveries, and it can supply product on freely negotiated terms, including pricing terms to compensate for risk, and including the right to ask for and collect on guarantees.

        The Antimonopoly Committee may, under Kazakhstan law, review the business of any industry having more than 35% share of the Kazakhstan market. Since 1996 the Antimonopoly Committee has reviewed the prices of jet fuel and liquefied petroleum gas. As a result, HOP was required to advise the Antimonopoly Committee three months in advance of any proposed price increase. In 1999, through a number of orders of the Antimonopoly Committee, HOP was included on the Kazakh state register of companies having a dominant position in the market for (i) the supply of gasoline, diesel fuel and mazut, (ii) oil processing and (iii) the supply of oil products. Accordingly, we are required to obtain the approval of the Kazakhstani government with respect to any refined product price increases.

        In late December 1999, the Kazakhstani government adopted a policy restricting the amounts of crude oil exported from Kazakhstan. Under this policy, the government has set limits, which are negotiated monthly, on the amount of crude oil that individual crude oil producers in Kazakhstan may export. In addition, under the policy, the government has restricted the ability to export crude oil to only crude oil producers in Kazakhstan.

        As Kazakhstan is a member of the International Energy Agency, the Kazakhstani government maintains an oil stock for military and strategic purposes. We have no knowledge of any requirements for us to hold stock or contribute to strategic stock calculations in any form. No assurances can be given that the Kazakhstani government complies with the stocking requirement of the International Energy Agency or that we will not be required to assist or contribute to this stocking in the future.

Environmental Matters

        Extensive national, provincial, regional and local environmental laws and regulations in the jurisdictions in which we operate affect nearly all of our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations. At the end of 1998, the Kazakhstani government changed its internal environmental regulatory structure by eliminating and combining certain ministries. We believe that, as a result of these changes, the environmental laws and regulations in Kazakhstan will become increasingly protective of the environment. Also, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance with existing or more stringent laws or regulations or more vigorous enforcement policies of any regulatory agency could in the future require material expenditures by us for the installation and operations of systems and equipment for remedial measures, any or all of which could have a material adverse effect on us. We cannot assure you that we will not, or will not be required to, incur substantial or material financial obligations in connection with environmental compliance. For more detail see our annual information form dated May 17, 2002 which is incorporated by reference in this prospectus.

Legal Proceedings

        From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. Other than as set out below, we do not believe there are any material proceedings pending or threatened against us or any of our properties.

        We have been engaged in two court cases in Kazakhstan pertaining to disputed tax assessments. The first involved HOP and was for approximately $8.8 million. HOP has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Panel of the Supreme Court. No provision has been made in our financial statements for this assessment.

        The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Panel of the Supreme Court. We have provided for $2.9 million of the $10.5 million in our September 30, 2002 financial statements. We continue to dispute this assessment, as we believe the tax stability provisions of our hydrocarbon contract established that HKM is not subject to the assessed taxes.

        We have made further provision in our financial statements for an additional $5.5 million relating to tax assessments for 1998 and 1999, for the years 2000 and 2001 and for the first nine months of 2002.

        Through our operating subsidiaries in Kazakhstan, we have received tax assessments for 2000 and 2001 amounting to $56 million, which have been reduced through negotiations to $44 million. We have not provided for these tax assessments in our financial statements and have filed or will shortly file court cases disputing these assessments.

SELLING SHAREHOLDER

        The Selling Shareholder is a company organized under the laws of the Netherlands Antilles and is currently our single largest shareholder. As of the date hereof, the Selling Shareholder beneficially owns 22,112,722 Common Shares and controls or has direction over 1,653,703 Common Shares, representing approximately 30% of the total number of our outstanding Common Shares. In addition, the Selling Shareholder currently holds securities convertible into an additional 97,537 Common Shares. After giving effect to this offering, the Selling Shareholder will beneficially own 14,112,722 outstanding Common Shares and will control or have direction over an additional 1,653,703 Common Shares, representing approximately 20% of the total number of our outstanding Common Shares. If the Underwriters' Option is exercised in full, the Selling Shareholder will beneficially own, or have control and direction over, 14,966,425 Common Shares, representing approximately 19% of the total number of outstanding Common Shares.

        The Selling Shareholder acquired substantially all of its Common Shares as a result of our acquisition of HOP on March 31, 2000. Pursuant to this transaction, we acquired all of the common shares of HOP held by the Selling Shareholder. The purchase price was partially satisfied by the issuance to the Selling Shareholder of Common Shares and certain securities exercisable for, or convertible into, Common Shares. For more information about our acquisition of HOP, see our annual information form dated May 17, 2002 that is incorporated by reference in this prospectus.

        In the twelve months preceding the date hereof, the Selling Shareholder has not acquired any Common Shares other than the acquisition of an aggregate of 125,756 Common Shares at a total exercise price of approximately C$377,977 through the exercise of previously issued securities convertible into Common Shares. Of the 125,756 Common Shares acquired by the Selling Shareholder, 30,597 Common Shares were acquired at an exercise price of C$5.52 per share, 81,288 Common Shares were acquired at an exercise price of C$2.38 per share, 9,791 Common Shares were acquired at an exercise price of C$1.42 per share and the remaining 4,080 Common Shares were acquired at an exercise price of C$0.42 per share.

        We are a party to a shareholders' agreement with the Selling Shareholder which governs certain aspects of our relationship with the Selling Shareholder. See "Description of Share Capital — CAIH Shareholders' Agreement".

        The Selling Shareholder has agreed to pay the expenses of this offering, including the underwriting commission. We will not receive any proceeds from the sale of Common Shares by the Selling Shareholder pursuant to this offering.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information as of December 11, 2002, with respect to the ownership of our Common Shares (our only voting securities):

Name of Holder	Total Number of Common Shares Owned	Percentage of Common Shares
Central Asian Industrial Holdings N.V.(1)	23,766,425	30.1
Leith Wheeler Investment Counsel Ltd.(2)	5,315,090	6.7
L-R Managers LLC(3)	5,300,000	6.7
Bernard F. Isautier(4)	4,428,190	5.6
All directors and officers as a group, excluding Mr. Isautier (12 persons)(5)	551,870	0.7

Notes:

(1)
Based upon information received by us from the Selling Shareholder. The Selling Shareholder beneficially owns 22,112,722 Common Shares and controls or has direction over 1,653,703 Common Shares. In addition, the Selling Shareholder holds securities convertible into an additional 97,537 Common Shares.

(2)
Based upon a Schedule 13D filed on March 12, 2002 with the SEC by Leith Wheeler Investment Counsel Ltd.

(3)
Based upon a Schedule 13G filed on February 14, 2002 with the SEC by L-R Managers LLC.

(4)
Our President, Chief Executive Officer and Chairman of the Board. Mr. Isautier also owns options to purchase 2,591,000 Common Shares.

(5)
The directors and officers, excluding Mr. Isautier, also collectively own options to purchase 1,096,455 Common Shares.

DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Class B redeemable preferred shares, or Preferred Shares, all without nominal or par value. There are no Preferred Shares outstanding. As at the date hereof, after giving effect to recent purchases under our normal course issuer bid, there are 79,058,053 Common Shares outstanding.

Common Shares

        The holders of Common Shares are entitled to receive notice of and attend and vote at all meetings of shareholders except meetings at which only holders of a specified class of shares, other than the Common Shares, are entitled to vote. Subject to the rights attaching to the Preferred Shares, the Common Shares are entitled to such dividends as our board of directors may determine, from time to time. Subject to the rights of the holders of the Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of Common Shares are entitled to receive and to participate rateably with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up (whether voluntary or involuntary) or any other distribution of our assets among our shareholders for the purpose of winding up our affairs.

Preferred Shares

        The Preferred Shares may be issued from time to time in one or more series and our board of directors is authorized to fix the number of shares and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares.

        The Preferred Shares of each series rank, with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up (whether voluntary or involuntary) or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, on a parity with the Preferred Shares of every other series and are entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

CAIH Shareholders' Agreement

        We are party to a shareholders' agreement dated March 31, 2000, or the CAIH Shareholders' Agreement, with CAIH, providing for, among other things:

  •
  the nomination of a certain number of our directors by CAIH;

  •
  restrictions on CAIH's ability to acquire additional Common Shares;

  •
  the right of CAIH to acquire additional Common Shares under any offering of Common Shares by us, to permit CAIH to maintain its ownership percentage of Common Shares;

  •
  restrictions on CAIH's ability to transfer Common Shares; and

  •
  restrictions on the rights of CAIH to vote its Common Shares.

        After completion of this offering, if CAIH beneficially owns less than 10% of our outstanding Common Shares, the CAIH Shareholders' Agreement will terminate. If CAIH continues to beneficially own 10% or more of our outstanding Common Shares, the CAIH Shareholders' Agreement will continue to be effective and CAIH may continue to be able to affect the outcome of any decisions of our board of directors and shareholders. Based on its current percentage interest in our outstanding Common Shares, CAIH has the right to nominate two directors to our board of directors. Our board of directors currently consists of seven directors. If CAIH's percentage interest in our outstanding Common Shares decreases to 21.4% or less, the number of directors CAIH is entitled to nominate decreases to one. For more detailed information respecting the CAIH Shareholders' Agreement and the terms thereof, see pages 42 to 44 of our annual information form dated May 17, 2002 which is incorporated by reference in this prospectus.

INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

        In the opinion of Davies Ward Phillips & Vineberg LLP, our Canadian counsel, Fraser Milner Casgrain LLP, Canadian counsel to CAIH, and Macleod Dixon LLP, Canadian counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal tax considerations under the Income Tax Act (Canada), or the Canadian Tax Act, generally applicable to a purchaser of Common Shares acquired pursuant to this prospectus who:

  •
  is not a resident of Canada for purposes of the Canadian Tax Act and any applicable tax treaty or convention;

  •
  holds Common Shares as capital property;

  •
  deals at arm's length and is not affiliated with the Company or the Selling Shareholder;

  •
  does not use or hold Common Shares in carrying on a business in Canada; and

  •
  is not a non-resident insurer for purposes of the Canadian Tax Act.

For purposes of this discussion such a person is referred to as a "Non-Canadian Holder".

        This summary is based on the current provisions of the Canadian Tax Act and its regulations, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) before the date of this prospectus (the "Tax Proposals"), and on the published administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not address all of the tax considerations that may be relevant to any particular holder and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices of the CCRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial or territorial income tax legislation vary among provinces and territories in Canada and may differ from federal income tax legislation.

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser of Common Shares. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors about the specific tax consequences to such holders of purchasing, holding or disposing of Common Shares.

        All amounts relevant in computing liability for tax under the Canadian Tax Act must be computed in Canadian dollars.

  Dividends on Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder on Common Shares will be subject to withholding tax under the Canadian Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (1980), the applicable rate of dividend withholding tax is generally reduced to 15%.

  Disposition of Common Shares

        A Non-Canadian Holder of Common Shares which are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such Common Shares. Generally, Common Shares will not be taxable Canadian property to a Non-Canadian Holder at a particular time if:

  •
  the Common Shares are listed on a prescribed stock exchange, including the TSX and the NYSE, at that time; and

  •
  during the 60-month period immediately preceding the disposition of the Common Shares, the Non-Canadian Holder, persons with whom the Non-Canadian Holder did not deal at arm's length, or the

    Non-Canadian Holder together with such persons, did not own or have an interest in or an option in respect of 25% or more of the Company's issued shares of any class or series.

        If Common Shares are taxable Canadian property to a Non-Canadian Holder, a capital gain realized on a disposition thereof by the Non-Canadian Holder will be subject to tax under the Canadian Tax Act, unless the capital gain is exempt from tax under the Canadian Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Non-Canadian Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

United States Federal Income Tax Considerations

        The following discussion is a summary of the principal U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of Hurricane. As used herein, "U.S. Holder" means a holder of common shares who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) any other person that is subject to U.S. federal income tax on its worldwide income. This summary does not discuss any U.S. federal income tax consequences to holders that are not U.S. holders.

        This discussion is based upon existing U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary assumes that each of the common shares are held as a capital asset, as defined in Section 1221 of the Code, in the hands of U.S. Holders at all relevant times. This summary assumes that Hurricane is not a "controlled foreign corporation" nor a "foreign personal holding company" for U.S. federal income tax purposes. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to holders of common shares, nor does it address any aspects of foreign, state or local taxation. Furthermore, this summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances nor to U.S. Holders subject to special rules including certain financial institutions, regulated investment companies, insurance companies, dealers in securities, tax-exempt organizations, persons who hold common shares as part of a position in a "straddle" or "appreciated financial position" or as part of a "hedging" or "conversion" transaction, persons that own or have owned, actually or constructively, 10% or more of the common shares, persons who acquired their common shares through the exercise or cancellation of employee stock options or otherwise as compensation for services, and U.S. Holders whose functional currency is not the U.S. dollar. This summary also does not discuss the tax consequences to any person who holds an interest in any partnership or pass-through entity which holds common shares of Hurricane.

        No advance income tax ruling has been sought or obtained from the Internal Revenue Service ("IRS") with respect to the tax consequences described below and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Hurricane and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Holders of common shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences, the foreign tax consequences and the non-tax consequences of the acquisition, ownership and disposition of common shares.

Dividends

        Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by Hurricane to a U.S. Holder (including the amount of any Canadian taxes withheld therefrom) will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of Hurricane's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of Hurricane's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his common shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the common shares. Then, to the extent such distribution exceeds such U.S. Holder's tax basis in such common shares, it will be treated as capital gain.

        The gross amount of distributions paid in Canadian dollars will be included in the income of such U.S. Holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source income and passive income (or, in the case of certain U.S. Holders, financial services income) for U.S. foreign tax credit limitation purposes.

        Any Canadian tax withheld with respect to distributions made on the common shares may, subject to certain limitations, be claimed as a foreign tax credit against a U.S. Holder's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Common Shares

        Subject to the possible application of the PFIC rules, discussed below, a U.S. Holder will generally recognize gain or loss upon the sale, exchange or other taxable disposition of common shares equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder's adjusted tax basis in the common shares. A U.S. Holder's adjusted tax basis in its common shares will generally be the cost to the holder of such shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the common shares were held by the U.S. Holder for more than one year. Gain or loss, if any, realized by a U.S. Holder upon a sale, exchange or other taxable disposition of common shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company

        U.S. Holders would be subject to a special, adverse tax regime if Hurricane was classified as a passive foreign investment company (a "PFIC") during any part of a U.S. Holder's holding period of Hurricane common shares. Hurricane does not believe that it is, nor does it expect to become, a PFIC. U.S. Holders are urged, however, to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends paid on, or proceeds of the sale or other disposition of, Hurricane common shares unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding (currently at a rate of 30%) with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, common shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

PLAN OF DISTRIBUTION

        Pursuant to an agreement dated December 12, 2002 (the "Underwriting Agreement") between us, the Selling Shareholder, CIBC World Markets Inc. and BMO Nesbitt Burns Inc., the Selling Shareholder has agreed to sell and the Underwriters have agreed, subject to certain conditions, to purchase from the Selling Shareholder on December 18, 2002 or such other date as may be agreed to by us, the Selling Shareholder and the Underwriters but in any event not later than January 23, 2003, the Common Shares at a price of C$13.85 per share, payable in cash to the Selling Shareholder against delivery by the Selling Shareholder of the Common Shares offered hereby. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

        In consideration of their services in connection with the offering, the Selling Shareholder has agreed to pay the Underwriters a commission of C$0.6925 per Common Share, or 5% of the gross proceeds of the Offering.

        The Selling Shareholder has granted to the Underwriters an option, or the Underwriters' Option, to purchase an aggregate of up to 800,000 Common Shares, exercisable for a period of 30 days after the closing date of this offering to cover over-allotments, if any. To the extent that the Underwriters' Option is exercised, the additional Common Shares will be purchased by the Underwriters on the same terms as set out herein. The Selling Shareholder will pay to the Underwriters a fee of C$0.6925 per Common Share with respect to Common Shares purchased under the Underwriters' Option. This prospectus qualifies, in all of the provinces of Canada, the distribution of the Common Shares transferable upon the exercise of the Underwriters' Option.

        The offering price of the Common Shares has been determined by negotiation between the Selling Shareholder and the Underwriters. The public offering price for Common Shares offered in the United States is payable in Canadian or U.S. dollars, and the public offering price for Common Shares offered in Canada is payable in Canadian dollars. The U.S. dollar offering price is US$8.90, being the approximate U.S. dollar equivalent of the Canadian dollar offering price based on an exchange rate of US$0.6426 per C$1.00. The Underwriters propose to offer the Common Shares initially at the offering price on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time, and the compensation realized by the Underwriters will, accordingly, also be reduced.

        This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents. Subject to applicable law, the Underwriters may also offer the Common Shares outside of Canada and the United States.

        We have agreed that during the period commencing on the date hereof and ending on the day which is 90 days following the closing of this offering we will not, without the prior written consent of the Underwriters, issue any Common Shares or any securities convertible into or exchangeable for Common Shares, other than Common Shares or other securities issued in consideration for the acquisition of shares or assets of any business or pursuant to our employee benefit, incentive or stock option plans or other convertible securities currently in existence, nor will we agree or become bound to do so or publicly announce any intention to do so. Similarly, the Selling Shareholder has agreed that during the period commencing on the date hereof and ending on the day which is 90 days following the closing of this offering it will not, without the prior written consent of the Underwriters, sell any Common Shares owned or controlled by it, or any securities convertible into or exchangeable for such Common Shares, other than pursuant to the Underwriting Agreement, nor will it agree or become bound to do so or publicly announce any intention to do so.

        We have agreed to indemnify the Underwriters and Selling Shareholder, and the Selling Shareholder has agreed to indemnify the Underwriters and us, against certain liabilities, including liabilities under the United

States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Underwriters and Selling Shareholder, or the Underwriters and us, as applicable, may be required to make in respect thereof.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase our Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made to and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first-mentioned exception, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        Subject to the foregoing, in order to facilitate this offering, the Underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of securities than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of such securities while this offering is in progress. The Underwriters also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if Common Shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, the TSX or otherwise.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, on behalf of the Selling Shareholder by Fraser Milner Casgrain LLP and by White & Case LLP, New York, New York and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario. As of the date hereof, partners and associates, as a group, of each of the foregoing firms, owned, beneficially or as of record, less than 1% of our outstanding Common Shares.

EXPERTS

        Our annual comparative consolidated financial statements incorporated by reference in this prospectus have been audited by TOO Deloitte & Touche, independent auditors, as stated in their report, and are included in reliance upon their reports relating to such financial statements given upon the authority of such firm as experts in accounting and auditing. Reserve estimates incorporated by reference in this prospectus are based upon reports prepared by McDaniel & Associates Consultants Ltd., as independent petroleum engineers.

        As of the date hereof, the partners and associates of TOO Deloitte & Touche, Almaty, Kazakhstan, as a group, did not own, beneficially or as of record, any of our Common Shares. As of the date hereof, the partners and associates of McDaniel & Associates Consultants Ltd., as a group, owned, beneficially or as of record, less than 1% of our outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        Our auditors are TOO Deloitte & Touche, independent auditors, Almaty, Kazakhstan. Our comparative consolidated financial statements as at and for the years ended December 31, 2001 and 2000 have been audited by TOO Deloitte & Touche and are incorporated by reference herein in reliance on the authority of TOO Deloitte & Touche as experts in auditing and accounting.

        The registrar and transfer agent for our Common Shares is Computershare Trust Company of Canada through its offices in Calgary, Alberta and Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this prospectus:

  (a)
  our annual information form dated May 17, 2002 for the fiscal year ended December 31, 2001;
  (b)
  our audited comparative consolidated financial statements as at and for the years ended December 31, 2001 and 2000 together with the notes thereto and the auditors' report thereon as contained in our 2001 annual report;
  (c)
  management's discussion and analysis of financial condition and our results of operations as contained in our 2001 annual report;
  (d)
  our management proxy circular dated March 1, 2002 prepared in connection with our annual and special meeting of shareholders held on May 8, 2002 (excluding the sections entitled "Composition of Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices");
  (e)
  our unaudited comparative consolidated financial statements as at and for the nine months ended September 30, 2002 and 2001 together with the notes thereto, as amended;
  (f)
  management's discussion and analysis of financial condition and our results of operations for the nine months ended September 30, 2002 and 2001;
  (g)
  the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Year Ended December 31, 2001";
  (h)
  the document entitled "Reconciliation of Results from Canadian GAAP to U.S. GAAP for the Nine Months Ended September 30, 2002 and 2001"; and
  (i)
  our press release dated June 13, 2002 describing the cancellation of a proposed transaction between us and the Amoco Production Company, a subsidiary of BP plc (excluding the section entitled "Background Notes — History Summary of the KPV Transaction").

        All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by us with any securities commission or similar regulatory authority in Canada, subsequent to the date of this prospectus and prior to the termination of the distribution under this prospectus shall be deemed to be incorporated by reference in this prospectus. In addition, to the extent that any such documents referred to above are also filed with, or any Form 6-K is furnished to, the SEC after the date of this prospectus and prior to the termination of this offering, such documents or reports shall be deemed to be incorporated by reference in this prospectus.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Investor Relations, Hurricane Hydrocarbons Ltd., Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta T2P 3N3 (Telephone (403) 221-8658). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Vice-President, Investor Relations at the above-mentioned address and telephone number.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Common Shares offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us, and the Common Shares offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

        We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Since November 4, 2002, the Company has been filing documents with the SEC electronically, and these filed documents are available through the SEC's Internet site. The SEC's World Wide Web address is www.sec.gov.

        Copies of the documents incorporated herein by reference are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are an Alberta corporation with our registered office in Canada and representative offices in the United Kingdom and Kazakhstan. The Selling Shareholder is organized, and its offices are, outside of the United States. All of our and CAIH's directors and officers and certain experts named in this prospectus are residents of countries other than the United States and all or a substantial portion of the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on us, CAIH or our and CAIH's directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian, U.K. or Kazakhstani courts would enforce judgments of United States courts obtained in actions against us, CAIH or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against us, CAIH or such persons predicated on the United States federal securities or any such state securities or blue sky laws.

        The Selling Shareholder is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada. Although the Selling Shareholder has appointed Fraser Milner Casgrain LLP, Suite 4200, 1 First Canadian Place, Toronto, Ontario as its agent for service of process in all of the provinces of Canada, it may not be possible for investors to collect from the Selling Shareholder judgements obtained in Canadian courts predicated on the civil liability provisions of securities legislation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under "Documents Incorporated by Reference"; (ii) form of underwriting agreement; (iii) consent of McDaniel & Associates Consultants Ltd.; (iv) consent of TOO Deloitte & Touche, independent auditors; (v) consent of Davies Ward Phillips & Vineberg LLP; (vi) consent of Fraser Milner Casgrain LLP; and (vii) consent of Macleod Dixon LLP. You can obtain copies of the documents which have been filed as part of the registration statement without charge from the Vice-President, Investor Relations of Hurricane Hydrocarbons Ltd., Suite 1460, Sun Life Plaza, North Tower, 140 - 4th Avenue S.W., Calgary, Alberta T2P 3N3, Telephone (403) 221-8658.

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TABLE OF CONTENTS
PRESENTATION OF OUR FINANCIAL INFORMATION
PRESENTATION OF OUR RESERVE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
The Company
The Offering
Summary Consolidated Financial Data
Summary Consolidated Operating and Reserves Data
Escalating Price Basis
Constant Price Basis
RISK FACTORS
DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES
SELECTED CONSOLIDATED FINANCIAL DATA
THE COMPANY
Summary of Principal Properties
Total crude oil sales (including purchased crude)
Summary of Licenses and Hydrocarbon Contracts
Estimated Reserves and Present Worth Value Before Income Tax on an Escalating Price Basis
Estimated Reserves and Present Worth Value Before Income Tax on a Constant Price Basis
SELLING SHAREHOLDER
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT